Exhibit 4.2

Independent auditor’s report

To the Shareholders of Tricon Residential Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Tricon Residential Inc. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated balance sheets as at December 31, 2020 and 2019;

•	the consolidated statements of comprehensive income for the years then ended;

•	the consolidated statements of changes in equity for the years then ended;

•	the consolidated statements of cash flows for the years then ended; and

•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.	TRICON RESIDENTIAL 2020 ANNUAL REPORT 1

Key audit matter

Valuation of rental properties, Canadian development properties and investments in for-sale housing

Refer to note 4 – Critical Accounting Estimates and Judgments, note 6 – Rental Properties, note 8 – Canadian Development Properties and note 9 – Investments in For-Sale Housing to the consolidated financial statements.

As at December 31, 2020, the Company had $6,322 million of rental properties, $110 million of Canadian development properties and $165 million of investments in for-sale housing.

Rental properties (single-family rental homes and multi-family rental properties), Canadian development properties and investments in for-sale housing are recorded at fair value. The valuation techniques and models used to determine the fair value of rental properties, Canadian development properties and investments in for-sale housing involve assumptions (observable and unobservable) that require significant judgment and estimation by management. The Company’s Valuation Committee is responsible for reviewing and approving the valuation results every quarter.

The valuation techniques and models used include the following:

1) Broker Price Opinion (BPO) and Home Price Index (HPI) methodologies for single-family rental homes. BPOs are quoted by independent brokers who hold an active real estate license and have market experience in the locations and segments of the properties being valued. The brokers value

How our audit addressed the key audit matter

Our approach to addressing the matter included the following procedures, among others:

•	For a sample of rental properties, Canadian development properties and investments in for-sale housing, tested the fair value determined by management, by performing the following:

•	Read the minutes of the quarterly Valuation Committee meetings to understand the Company’s valuation estimates.

•	Evaluated the appropriateness of the valuation techniques and models used by management to determine the fair value of rental properties, Canadian development properties and investments in for-sale housing.

•	Tested the underlying data used in each valuation technique and model, including the BPO/HPI methodologies, direct income capitalization method, waterfall distribution calculations and asset purchase model.

•	Professionals with specialized skill and knowledge in the field of valuation further assisted us in assessing the appropriateness of management’s valuation techniques, methodologies and models and assessed the reasonableness of key assumptions used, including BPO/HPI, discount rates, capitalization rates, projected stabilized NOI, estimate of future cash flows and project-specific construction/development costs and selling prices, by benchmarking them to market data.

2 2020 ANNUAL REPORT TRICON RESIDENTIAL

Key audit matter

each property based on recent comparable sales and active comparable listings in the area. HPI is used to update the value, on a quarterly basis, of homes that were most recently valued using a BPO, as well as homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records.

2) Direct income capitalization method for multi-family rental properties. This method requires that a projected stabilized net operating income (NOI) for each property is divided by the appropriate capitalization rate to determine a property’s fair value. Key assumptions used in the method included capitalization rates and projected stabilized NOI.

3) Asset purchase model for Canadian development properties. The fair value of these properties is determined based on the property’s transaction price and any directly attributable expenditures, including transaction costs.

4) Waterfall distribution calculations for investments in for-sale housing. The fair value of these investments is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital. Key assumptions used in the calculations included discount rate, estimate of future

How our audit addressed the key audit matter

•	Tested the disclosures made in the consolidated financial statements, particularly with regard to the sensitivity of the key assumptions.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 3

Key audit matter

cash flows and project-specific construction/development costs and selling prices.

Given the unpredictable long-term economic impact due to the global COVID-19 pandemic and corresponding reductions in real estate transactions in the markets in which the Company operates, the uncertainty inherent in any valuation model and technique is heightened, requiring greater levels of management judgment in the estimation of fair value.

We considered this a key audit matter due to the significant judgments made by management in determining the key assumptions used in the valuation techniques and models. This has resulted in a high degree of subjectivity and audit effort in performing audit procedures to test the key assumptions. Professionals with specialized skill and knowledge in the field of valuation assisted us in performing our procedures.

How our audit addressed the key audit matter

Transition to consolidation of controlled investments

Refer to note 2 – Basis of Presentation and note 5 – Business Combinations to the consolidated financial statements.

In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria to apply Investment Entity Accounting. As a result, effective January 1, 2020, the Company was required to apply the acquisition method of accounting to all

Our approach to addressing the matter included the following procedures, among others:

•	Assessed the transition and timing thereof by reading meeting minutes of the Board of Directors and public announcements made by the Company leading up to its planned transition.

•	Obtained an understanding of management’s consolidation process and the accounting policies to be applied to underlying assets and liabilities and transactions, and considered their compliance with relevant accounting standards and guidelines.

4 2020 ANNUAL REPORT TRICON RESIDENTIAL

Key audit matter

subsidiaries that were previously measured at fair value through profit or loss.

Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the consolidated balance sheet of the Company. Similarly, these subsidiaries’ revenues and expenses have been reported in the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income.

The indicators that the Company no longer met the definition of an investment company and the timing thereof, as well as the determination of which entities are controlled by the Company, represent significant judgment made by management.

We considered this a key audit matter due to the significant judgment applied by management in assessing the transition and its timing, including the significant impact on the presentation of the consolidated financial statements and disclosures. This has resulted in a high degree of subjectivity and audit effort in performing audit procedures to test the change in basis of presentation.

How our audit addressed the key audit matter

•	Evaluated management’s assessment of control over each entity, with reference to relevant accounting standards and guidelines, by considering whether:

•	the decisions over relevant activities as set out in the executed agreements required consent of the Company without the need for consent of other parties;

•	the Company has exposure to variable returns from its investment;

•	the Company has the ability to use its power to affect the amount of returns; and

•	the structure of the arrangement as outlined in the executed agreements includes any significant rights held by other parties.

•	Assessed the appropriateness of the change in basis of presentation, the impacts on the presentation of the primary financial statements and the related disclosures made in the consolidated financial statements.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 5

Key audit matter

Initial recognition and measurement of Tricon PIPE LLC arrangement

Refer to note 3 – Summary of Significant Accounting Policies, note 19 – Due to Affiliate and note 20 – Derivative Financial Instruments to the consolidated financial statements.

As at December 31, 2020, the Company reported a $252 million amount as a promissory note due to affiliate and a related $45 million of derivative financial liabilities in connection with the issuance of Tricon PIPE LLC preferred units.

On August 26, 2020, the Company and its affiliate, Tricon PIPE LLC (the Affiliate) entered into subscription agreements with each investor in a syndicate of investors (the Investors), pursuant to which the Investors subscribed for preferred units of the Affiliate for an aggregate subscription price of $300 million. The Affiliate is an unconsolidated structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company, and the Company does not have exposure to variable returns or make the relevant decisions for the entity. Through the agreements that the Company and the Affiliate entered into with the Investors, holders of preferred units have the right to exchange the preferred units into common shares of the Company at any time, which is accounted for as a derivative.

The Company borrowed the subscription proceeds of $300 million from the Affiliate, which is evidenced by a promissory note with a maturity of September 3, 2032. The promissory note contains certain mandatory prepayment

How our audit addressed the key audit matter

Our approach to addressing the matter included the following procedures, among others:

•	Obtained an understanding of the structure of the financing arrangement by reading the transaction documents.

•	Assessed management’s determination that Tricon PIPE LLC is an unconsolidated structured entity by considering the nature and scope of its operations and related exposure to variable returns.

•	With the assistance of professionals with specialized skill and knowledge in the field of valuation, developed independent point estimates of the initial fair values of the promissory note, derivative and embedded derivative. This involved the use of available market data to independently develop assumptions related to volatility of the underlying equity, expected life of the investment horizon of the Investors and expected cash flows of the promissory note. The independent point estimates were compared to management’s estimates to evaluate the reasonableness of the fair values of the promissory note, derivative and embedded derivative.

6 2020 ANNUAL REPORT TRICON RESIDENTIAL

Key audit matter

provisions that are measured separately from the promissory note and classified as an embedded derivative. This embedded derivative factors in certain assumptions regarding the exchange provisions of the underlying preferred units, as prepayment of the promissory note effectively terminates such exchange rights.

As a result, the values of the embedded derivative and derivative resulting from the prepayment provisions and the exchange provisions are determined on a combined basis using an option pricing model. Key assumptions included in the model are implied volatility of the underlying equity and expected life of the investment horizon of the Investors.

The promissory note, which management valued using a discounted cash flow model, also contains step-up interest clauses that require significant estimates to be made about the expected cash flows and term of the note for purposes of determining the initial fair value of the promissory note. For this purpose, the Company used an amortization period of nine years and nine months determined by using a probability weighted methodology.

Significant judgment was made by management in determining the key assumptions related to the initial recognition and measurement of the promissory note, the derivative and the embedded derivative.

We considered this a key audit matter due to the complexity of the Tricon PIPE LLC arrangement and the significant judgment applied by management in determining the initial

How our audit addressed the key audit matter

TRICON RESIDENTIAL 2020 ANNUAL REPORT 7

Key audit matter

recognition and measurement of the promissory note, the derivative and the embedded derivative. This has resulted in a high degree of subjectivity and audit effort in performing audit procedures to assess control and test the initial recognition and measurement of the promissory note, the derivative and the embedded derivative. Professionals with specialized skill and knowledge in the field of valuation assisted us in performing our procedures.

How our audit addressed the key audit matter

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis, which we obtained prior to the date of this auditor’s report and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

8 2020 ANNUAL REPORT TRICON RESIDENTIAL

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 9

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Derek Hatoum.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

March 2, 2021

10 2020 ANNUAL REPORT TRICON RESIDENTIAL

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Non-current assets
Rental properties	6	$6,321,918	$—
Investments in Canadian multi-family developments	3, 7	94,868	—
Canadian development properties	3, 8	110,018	—
Investments in for-sale housing	3, 9	164,842	300,653
Investments – Tricon American Homes	2	—	1,365,007
Investments – Tricon Lifestyle Rentals	2	—	525,932
Restricted cash		116,302	—
Goodwill	5, 12	108,838	219
Intangible assets	24	12,363	16,396
Other assets	25	47,990	30,677
Deferred income tax assets	13	102,444	44,749
Derivative financial instruments	20	841	—

Total non-current assets		7,080,424	2,283,633

Current assets
Cash		55,158	8,908
Amounts receivable	16	25,593	8,952
Prepaid expenses and deposits		13,659	796

Total current assets		94,410	18,656

Total assets		$7,174,834	$2,302,289

LIABILITIES
Non-current liabilities
Long-term debt	17	$3,863,316	$307,869
Convertible debentures	18	165,956	161,311
Due to Affiliate	19	251,647	—
Derivative financial instruments	20	45,494	657
Limited partners’ interests in rental business	5	356,305	—
Long-term incentive plan	30	17,930	21,409
Other liabilities	26	4,599	14,329
Deferred income tax liabilities	13	298,071	98,584

Total non-current liabilities		5,003,318	604,159

Current liabilities
Amounts payable and accrued liabilities	11	98,290	26,190
Resident security deposits		45,157	—
Dividends payable	27	10,641	10,474
Current portion of long-term debt	17	274,190	284

Total current liabilities		428,278	36,948

Total liabilities		5,431,596	641,107

Equity
Share capital	28	1,192,963	1,201,061
Share capital reserve		—	(13,057)
Contributed surplus		19,738	20,223
Cumulative translation adjustment		23,395	19,396
Retained earnings		499,000	425,515

Total shareholders’ equity		1,735,096	1,653,138
Non-controlling interest		8,142	8,044

Total equity		1,743,238	1,661,182

Total liabilities and equity		$7,174,834	$2,302,289

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

David Berman	Michael Knowlton

TRICON RESIDENTIAL 2020 ANNUAL REPORT 11

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)

For the years ended	Notes	December 31, 2020	December 31, 2019
Revenue from rental properties	14	$478,187	$—
Direct operating expenses	22	(169,538)	—

Net operating income from rental properties		308,649	—
Revenue from private funds and advisory services	15	$34,090	$39,895
Income from investments in Canadian multi-family developments	7	14,124	—
Other income from Canadian development properties	8	791	—
(Loss) income from investments in for-sale housing	9	(61,776)	9,646
Property management overhead	22	(22,654)	—
Compensation expense	30	(40,100)	(37,681)
General and administration expense		(23,569)	(11,683)
Other income (expense)	23	(1,399)	—
Interest expense	21	(170,610)	(32,439)
Fair value gain on rental properties	6	198,314	—
Fair value (loss) gain on derivative financial instruments and other liabilities	20	(7,461)	2,961
Transaction costs		(14,016)	(32,626)
Amortization and depreciation expense	24, 25	(10,848)	(6,274)
Realized and unrealized foreign exchange (loss) gain		(166)	42
Net change in fair value of limited partners’ interests in rental business	5	(50,581)	—
Investment income – Tricon American Homes		—	162,193
Investment income – Tricon Lifestyle Rentals		—	34,980

		(189,951)	89,119

Income before income taxes		$152,788	$129,014
Income tax recovery (expense) – current	13	4,050	(5,410)
Income tax expense – deferred	13	(40,425)	(9,469)

Net income		$116,413	$114,135

Attributable to:
Shareholders of Tricon		113,322	111,562
Non-controlling interest		3,091	2,573

Net income		$116,413	$114,135

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		3,999	(129)

Comprehensive income for the year		$120,412	$114,006

Attributable to:
Shareholders of Tricon		117,321	111,433
Non-controlling interest		3,091	2,573

Comprehensive income for the year		$120,412	$114,006

Basic earnings per share attributable to shareholders of Tricon	29	$0.58	$0.65
Diluted earnings per share attributable to shareholders of Tricon	29	$0.58	$0.63
Weighted average shares outstanding – basic	29	194,627,127	172,735,776
Weighted average shares outstanding – diluted	29	195,795,473	191,081,128

The accompanying notes are an integral part of these consolidated financial statements.

12 2020 ANNUAL REPORT TRICON RESIDENTIAL

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars)

	Notes	Share capital	Share Capital Reserve	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non- controlling interest	Total
Balance at January 1, 2020		$1,201,061	$(13,057)	$20,223	$19,396	$425,515	$1,653,138	$8,044	$1,661,182
Net income		—	—	—	—	113,322	113,322	3,091	116,413
Shares repurchased under put rights on common shares issued to acquire
Starlight U.S.
Multi-Family (No. 5)
Core Fund	28	(14,922)	13,057	—	—	—	(1,865)	—	(1,865)
Cumulative translation reserve		—	—	—	3,999	—	3,999	—	3,999
Distributions to non-controlling interest		—	—	—	—	—	—	(2,993)	(2,993)
Dividends/Dividend reinvestment plan	27	4,388	—	—	—	(40,192)	(35,804)	—	(35,804)
Stock options	30	1,615	—	(2,394)	—	355	(424)	—	(424)
Shares reserved for restricted share awards	30	(541)	—	276	—	—	(265)	—	(265)
Deferred share units	30	1,362	—	1,633	—	—	2,995	—	2,995

Balance at December 31, 2020		$1,192,963	$—	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Balance at January 1, 2019		$793,521	$—	$17,468	$19,525	$353,220	$1,183,734	$8,864	$1,192,598
Net income		—	—	—	—	111,562	111,562	2,573	114,135
Shares issued to acquire Starlight
U.S. Multi-Family
(No. 5) Core Fund	28	405,491	(13,057)	—	—	—	392,434	—	392,434
Cumulative translation reserve		—	—	—	(129)	—	(129)	—	(129)
Distributions to non-controlling interest		—	—	—	—	—	—	(3,393)	(3,393)
Dividends/Dividend reinvestment plan	27	3,793	—	—	—	(38,575)	(34,782)	—	(34,782)
Repurchase of common shares	28	(3,067)	—	—	—	(692)	(3,759)	—	(3,759)
Debentures conversion	28	100	—	—	—	—	100	—	100
Stock options	30	258	—	579	—	—	837	—	837
Shares repurchased and reserved for restricted share awards	30	(590)	—	225	—	—	(365)	—	(365)
Deferred share units		1,555	—	1,951	—	—	3,506	—	3,506

Balance at December 31, 2019		$1,201,061	$(13,057)	$20,223	$19,396	$425,515	$1,653,138	$8,044	$1,661,182

The accompanying notes are an integral part of these consolidated financial statements.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 13

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

For the years ended	Notes	December 31, 2020	December 31, 2019
CASH PROVIDED BY (USED IN)
Operating activities
Net income		$116,413	$114,135
Adjustments for non-cash items
Fair value gain on rental properties	6	(198,314)	—
Fair value loss (gain) on derivative financial instruments and other liabilities	20	7,461	(2,961)
Loss (income) from investments in for-sale housing	9	61,776	(9,646)
Income from investments in Canadian multi-family developments	7	(14,124)	—
Amortization and depreciation expense	24, 25	10,848	6,274
Deferred income taxes	13	40,425	9,469
Net change in fair value of limited partners’ interests in rental business	5	50,581	—
Other non-cash items	35	22,340	(176,291)
Cash paid for AIP and LTIP		(16,733)	(14,083)
Distributions to non-controlling interests		(2,993)	(3,393)
Advances made to investments	7, 9	(7,702)	(197,067)
Distributions received from investments	7, 9	78,378	200,631
Changes in non-cash working capital items	35	(5,343)	28,631

Net cash (used in) provided by operating activities		$143,013	$(44,301)

Investing activities
Cash acquired in deemed acquisitions	5	22,199	—
Acquisition of remaining interest of Canadian development properties	8	(7,643)	—
Acquisition of rental properties	6	(356,514)	—
Capital additions to rental properties	6	(102,635)	—
Disposition of rental properties	6	18,070	—
Additions to fixed assets and other non-current assets	8, 25	(13,025)	(10,017)

Net cash (used in) provided by investing activities		$(439,548)	$(10,017)

Financing activities
Lease payments	26	(2,415)	(180)
Repurchase of common shares	28	(14,922)	(3,759)
Equity issuance costs		—	(223)
Proceeds from corporate borrowing	36	163,500	547,000
Repayments of corporate borrowing	36	(434,775)	(455,683)
Proceeds from rental and development properties borrowing	36	1,361,458	—
Repayments of rental and development properties borrowing	36	(969,979)	—
Proceeds from Due to Affiliate	19	287,798	—
Dividends paid	27	(35,637)	(31,725)
Change in restricted cash		(32,220)	—
Advances from limited partners	5	66,112	—
Distributions to limited partners	5	(46,162)	—

Net cash (used in) provided by financing activities		$342,758	$55,430

Effect of foreign exchange rate difference on cash		27	23
Change in cash during the year		46,250	1,135
Cash – beginning of year		8,908	7,773

Cash – end of year		$55,158	$8,908

Supplementary information
Cash paid on
Income taxes		$226	$1,224
Interest		$155,053	$27,824

The accompanying notes are an integral part of these consolidated financial statements.

14 2020 ANNUAL REPORT TRICON RESIDENTIAL

1. NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”), formerly Tricon Capital Group Inc., is a residential real estate company primarily focused on owning and operating rental housing in North America. Tricon currently owns and operates approximately 31,000 single-family rental homes and multi-family rental units in 21 markets across the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family and multi-family rental properties as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company on May 20, 2010, and its common shares are listed on the Toronto Stock Exchange (“TSX”) (symbol: TCN).

These consolidated financial statements were approved for issue on March 2, 2021 by the Board of Directors of Tricon.

2. BASIS OF PRESENTATION

Transition to a rental housing company

In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity Accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through profit or loss (“FVTPL”) (Note 5).

Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the consolidated balance sheet of the Company. Similarly, these subsidiaries’ revenues and expenses have been reported in the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income.

Concurrent with the consolidation of the single-family and multi-family rental properties, the Company’s investments in Canadian multi-family developments are accounted for as follows: (i) proportionate consolidation for joint operations in accordance with IFRS 11, Joint Arrangements (“IFRS 11”) for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). The Company’s legacy investments in for-sale housing in the U.S. will continue to be accounted for as portfolio investments (financial assets) measured at FVTPL in accordance with IFRS 9, Financial Instruments (“IFRS 9”).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The accounting impact of the Company’s businesses and their presentation in the Company’s consolidated financial statements on the Transition Date are summarized in the table below.

	ACCOUNTING			PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners’ interests (Component of liabilities)
Multi-Family Rental
U.S. multi-family	Controlled subsidiary	Consolidation	Rental properties	Revenue from rental properties	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Investments in Canadian multi-family developments	Income from investments in Canadian multi-family developments	N/A
Canadian Multi-Family Developments
The Shops of Summerhill(1)	Joint operation for the period between January 1, 2020 and June 22, 2020, and controlled subsidiary from June 23, 2020	Proportionate consolidation between January 1, 2020 and June 22, 2020, and consolidation from June 23, 2020	Canadian development properties	Other income from Canadian development properties	N/A
The James (Scrivener Square)(1)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Investments in Canadian multi-family developments	Income from investments in Canadian multi-family developments	N/A
WDL – Block 8	Joint venture	Equity method			N/A
WDL – Block 20	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7	Joint venture	Equity method			N/A
WDL – Block 10	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt	Joint venture	Equity method			N/A
Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
For-Sale Housing
Commingled funds	Portfolio investments	FVTPL	Investments in for-sale housing	Income from investments in for-sale housing	N/A
Separate accounts, side-cars and joint ventures	Portfolio investments	FVTPL			N/A

(1)

On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively (see Note 8). As a result, these investees ceased to be accounted for as joint operations, and the Company began to consolidate these subsidiaries on a prospective basis.

16 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

These financial reporting changes are material to the Company and have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the comparative period presentation reflects Investment Entity Accounting as previously reported.

Preparation of consolidated financial statements

The consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying Tricon’s accounting policies. The estimates involving a high degree of judgment or complexity, or estimates where assumptions are significant to the consolidated financial statements, are disclosed in Note 4.

These consolidated financial statements have been prepared under the historical cost convention, except for:

(i)	Rental properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;

(ii)	Canadian development properties, which are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income;

(iii)	Investments in for-sale housing, which are accounted for as portfolio investments (financial assets) and are recorded at fair value through profit or loss;

(iv)	Derivative financial instruments, which are recorded at fair value through profit or loss; and

(v)	Limited partners’ interests, which are recorded at fair value through profit or loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied in the preparation of these consolidated financial statements.

Consolidation

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The accounting policies of subsidiaries have been modified where necessary to align them with the policies adopted by the Company. When the Company does not own all of the equity in a subsidiary, the non-controlling equity interest is disclosed in the consolidated balance sheet as a separate component of total equity. A non-controlling interest may also be classified as a financial liability if the non-controlling interest contains an option or a redemption feature, which is the case for SFR JV-1. All intra-group balances and transactions are fully eliminated upon consolidation.

The Company currently consolidates Tricon Single-Family Rental REIT LLC and its wholly-owned subsidiaries, along with SFR JV-1 (collectively, the “single-family rental” business), Tricon US Multi-Family REIT Inc. and its wholly-owned subsidiaries (collectively, the “multi-family rental” business), and The James (Scrivener Square) and The Shops of Summerhill (collectively, the “Canadian development properties”). The single-family and multi-family rental businesses were previously held through Tricon SF Home Rental ULC and TLR Saturn Master LP until the Company reorganized and simplified its legal structure in May 2020.

Joint arrangements and interests in associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint operations are accounted for using proportionate consolidation as per IFRS 11 while joint ventures apply the equity method in accordance with IAS 28.

Joint operations – proportionate consolidation

A joint operation is a joint arrangement under which the investors involved have joint control and usually results from the investors holding direct interests in the assets and liabilities of an investee (without establishing a separate legal entity). At the Transition Date, the Company had interests in one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto that were accounted for as joint operations. On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively, and as a result, the Company began to consolidate these subsidiaries on a prospective basis (Note 8).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 17

Joint ventures – equity method of accounting

A joint venture is a joint arrangement under which the investors have joint control through a separate legal entity established and hold an interest in the net assets (as opposed to a direct interest in the underlying project). The Company accounts for its joint ventures using the equity method. The Company currently has six active Canadian multi-family developments that are governed by joint venture arrangements.

Interests in associates – equity method of accounting

An associate is an entity over which the Company has significant influence, but not control (or joint control), in accordance with IAS 28. Generally, the Company is considered to exert significant influence when it holds, directly or indirectly, 20% or more of the voting power of the investee. However, determining significant influence is a matter of judgment and specific circumstances. The Company’s interests in 592 Sherbourne LP (The Selby) and 57 Spadina LP (The Taylor) are accounted for using the equity method. Under the equity method, a contribution to an investee is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss of the investee in accordance with Tricon’s accounting policies. Distributions received from an investee reduce the carrying amount of the investment.

The Company’s associates and joint ventures that are equity-accounted include:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)
Associates
592 Sherbourne LP (The Selby)	Limited Partnership	Canada	Canada	15%	50%
57 Spadina LP (The Taylor)	Limited Partnership	Canada	Canada	30%	50%
Joint ventures
WDL 3/4/7 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 8 LP	Limited Partnership	Canada	Canada	33%	33%
WDL 20 LP	Limited Partnership	Canada	Canada	33%	33%
DKT B10 LP	Limited Partnership	Canada	Canada	33%	33%
6–8 Gloucester LP (The Ivy)	Limited Partnership	Canada	Canada	47%	50%
Labatt Village Holding LP	Limited Partnership	Canada	Canada	38%	50%

(1)	In respect of major decisions only.

Structured entity – unconsolidated

A structured entity is an entity created to accomplish a narrow and well-defined objective. Those entities’ activities are restricted to the extent that they are, in essence, not directed by voting or similar rights. The Company concluded that Tricon PIPE LLC is a structured entity as it was created for the sole purpose of issuing its preferred units to investors and offering financing to the Company (Note 19), and the Company does not have exposure to variable returns related to its involvement in the entity or make the relevant decisions for the entity. Under IFRS 10, such a structured entity does not meet the criteria for control and is not required to be consolidated.

Investments in for-sale housing

Investments that are held as part of the Company’s for-sale housing portfolio are carried on the consolidated balance sheets at fair value even though the Company may have significant influence over those companies. This treatment is permitted by IAS 28, which allows portfolio investments that are held by the Company to be recognized and measured at FVTPL and accounted for in accordance with IFRS 9 and IFRS 13, Fair Value Measurement (“IFRS 13”), with changes in fair value recognized in the consolidated statements of comprehensive income.

The Company invests in for-sale housing by providing equity or equity-type financing to experienced local or regional developers and builders primarily in the United States. The investments are typically made through co-investments in commingled funds, separate accounts, side-cars and joint ventures (“Investment Vehicles”) which hold interests in land development and homebuilding projects.

18 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company’s investments in for-sale housing include:

Name	Type	Principal place of business	Country of incorporation	Ownership interest %	Voting rights %(1)
Tricon Housing Partners US LP(2)	Limited Partnership	USA	USA	68%	68%
Tricon Housing Partners US Syndicated Pool I LP	Limited Partnership	USA	USA	20%	50%
Tricon Housing Partners US Syndicated Pool II LP	Limited Partnership	USA	USA	20%	50%
Tricon Housing Partners US II LP(2)	Limited Partnership	USA	USA	8%	>50%
Tricon Housing Partners Canada III LP(2)	Limited Partnership	Canada	Canada	10%	>50%
CCR Texas Equity LP	Limited Partnership	USA	USA	10%	50%
Vistancia West Equity LP	Limited Partnership	USA	USA	7%	50%
Conroe CS Texas Equity LP	Limited Partnership	USA	USA	10%	50%
Tegavah Equity LP	Limited Partnership	USA	USA	10%	50%
Lake Norman Equity LP	Limited Partnership	USA	USA	7%	50%
Arantine Hills Equity LP	Limited Partnership	USA	USA	7%	50%
Viridian Equity LP	Limited Partnership	USA	USA	18%	50%
THPAS Holdings JV-1 LLC	Limited Partnership	USA	USA	11%	50%
McKinney Project Equity LLC	Limited Partnership	USA	USA	44%	50%

(1)	In respect of major decisions only.
(2)

For the purposes of analysis under IFRS, it was determined that Tricon acts primarily as an agent for the benefit of its investors in these partnership entities, and thus Tricon does not control these entities in accordance with the criteria set out in IFRS 10.

Business combination

The Company assesses whether an acquisition transaction should be accounted for as an asset acquisition or a business combination under IFRS 3. A business combination is defined as an acquisition of assets and liabilities that constitute a business that is an integrated set of activities consisting of inputs (such as assets), and processes that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. The consideration transferred for the acquisition of the business is the fair value of the assets transferred net of the liabilities assumed, any non-controlling interest in the acquiree, as well as any goodwill or bargain purchase gain recognized and measured by the Company. These identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. All acquisition costs associated with a transaction identified as a business combination are expensed as incurred.

Goodwill

Goodwill arises on the acquisition (or deemed acquisition) of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of any non-controlling interest in the acquiree. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The Company identifies a cash-generating unit (“CGU”) as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. For example, a CGU can be an individual property or a group of properties. Goodwill acquired in business combinations is allocated to the CGUs that are expected to benefit from the synergies of that business combination.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The Company’s goodwill impairment test is performed at the CGU level as it is the lowest level within the Company at which goodwill is monitored for internal management purposes. Any goodwill impairment is recognized immediately as an expense in the consolidated statements of comprehensive income in the period in which it arises and is not subsequently reversed.

Rental properties

The Company’s rental properties consist of single-family rental homes and multi-family rental properties held to earn rental income.

At the time of the acquisition of a property, the Company applies judgment when determining if the acquisition is an asset acquisition or a business combination. The Company classifies its acquisitions as asset acquisitions when it acquires a single asset (or a group of similar assets) and it has not assumed any employees or acquired an operating platform. Where the Company has concluded that it has acquired an asset, the Company uses the asset purchase model whereby the initial cost of a rental property is comprised of its purchase price and any directly attributable expenditures. Directly attributable expenditures include transaction costs such as due diligence costs, appraisal fees, environmental fees, legal fees, land transfer taxes and brokerage fees.

Subsequent to initial recognition, rental properties are recorded at fair value in accordance with IAS 40, Investment Property (“IAS 40”). Fair value is determined based on a combination of internal and external processes and valuation techniques according to the valuation policy discussed in Note 6. Gains or losses arising from changes in the fair value and capitalized costs of rental properties are recorded in the consolidated statements of comprehensive income in the period in which they arise.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 19

In determining whether certain costs are additions to the carrying amount of rental properties or period expenses, management applies judgment based on whether these costs are incurred to enhance the service potential of the property. All costs associated with upgrading and extending the economic life of the existing properties, including internal amounts that are directly attributable to a specific rental property, other than ordinary repairs and maintenance, are capitalized to rental property.

Rental income and operating expenses from rental properties are reported within rental revenue and direct operating expenses incurred for rental properties, respectively, in the consolidated statements of comprehensive income.

Foreign currency translation

Currency translation

Foreign currency transactions (Canadian dollar) are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the consolidated statements of comprehensive income.

Consolidated entities

For subsidiaries that are required to be consolidated, the results and financial position of those subsidiaries with a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing rate at the date of the balance sheet;

(ii)	income and expenses are translated at average exchange rates. The Company uses monthly average exchange rates due to the volume of transactions each month; and

(iii)	all resulting exchange differences are recognized in other comprehensive income.

Other assets

Other assets include fixed assets, leasehold improvements and right-of-use assets.

Fixed assets and leasehold improvements

Fixed assets (building, property-related systems software, vehicles, furniture and office equipment and computer equipment) and leasehold improvements are accounted for at cost less accumulated depreciation and impairment. Leasehold improvements are amortized on a straight-line basis over their useful lives, which are typically their lease terms. All other depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, as follows:

Building	30 years
Property-related systems software	15 years
Vehicles	5 years
Furniture and office equipment	2–7 years
Computer equipment	2–7 years
Computer software	3 years

The estimated useful lives of fixed assets are reviewed and adjusted, if appropriate, at each financial year-end. As described below under Impairment of non-financial assets, fixed assets are also reviewed at each balance sheet date to determine whether there is an indication of impairment.

Right-of-use assets and lease liabilities

At the lease commencement date, a right-of-use asset and lease liability are recognized on the consolidated balance sheets for all leases, with the exception of short-term and low-value leases. The right-of-use assets and lease liabilities are initially measured at the present value of the lease payments.

Lease payments are apportioned between the implicit finance charge and the implicit repayment of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of comprehensive income using the effective interest method.

Right-of-use assets are amortized on a straight-line basis over their lease terms and are accounted for at cost less accumulated amortization and reviewed at each balance sheet date to determine whether there is an indication of impairment.

20 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Intangible assets

Intangible assets include capitalized placement fees, customer relationship and contractual development fees.

Placement fees represent costs incurred to secure investment management contracts. Performance fee rights represent costs incurred to obtain rights to receive future performance fees from joint venture projects. These are accounted for as intangible assets carried at cost less accumulated amortization. Amortization is recorded using the straight-line method and is based on the estimated useful lives of the associated joint ventures, which are generally eight years.

The customer relationship intangible relates to the Company’s ownership of The Johnson Companies LP (“Johnson”), in which Tricon owns a 50.1% interest, and represents an estimate of the potential management fees, development fees and commissions that Tricon could collect, based on potential future projects resulting from Johnson’s existing customer relationships at the time of the acquisition of Johnson, and as such are considered to be definite-life intangibles. Similarly, the contractual development fee intangibles from Johnson represent an estimate of the future lot development fees and commissions that Tricon expects to collect over the lives of the projects that Johnson managed at the time of acquisition. They are amortized by project over the estimated periods that the Company expects to collect these fees, which is approximately seven years for both management fees and lot development fees.

Impairment of non-financial assets

Assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest CGU level. Non-financial assets are reviewed for possible impairment or reversal of a previously recorded impairment as at each reporting date.

Financial instruments

Financial assets

The Company’s financial assets are comprised of cash, restricted cash, amounts receivable, derivative financial instruments and investments in for-sale housing accounted for as portfolio investments. Financial assets within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured in one of three categories in accordance with IFRS 9: amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL.

Transaction costs related to derivative financial instruments and investments in for-sale housing are expensed as incurred and charged to income within the consolidated statements of comprehensive income.

Gains and losses arising from changes in the fair value of investments in for-sale housing are presented in the consolidated statements of comprehensive income within income from investments in for-sale housing. Gains and losses arising from changes in the fair value of derivative financial instruments are presented in the consolidated statements of comprehensive income together with gains and losses arising from changes in the fair value of other liabilities.

Financial assets and liabilities classified and measured at FVTPL are presented within changes in operating assets and liabilities in the consolidated statements of cash flows.

Financial assets are derecognized only when the contractual rights to the cash flows from the financial assets expire or the Company transfers substantially all of the risks and rewards of ownership.

The Company assesses, at each balance sheet date, whether or not there is an expected credit loss with respect to amounts receivable. If in a subsequent period the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the receivable does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in net income.

Financial liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value and subsequently classified and measured at FVTPL or amortized cost, as appropriate.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

The Company’s financial liabilities consist of amounts payable and accrued liabilities, resident security deposits, dividends payable, debt, convertible debentures, Due to Affiliate, derivative financial instruments, limited partners’ interests in rental business and other liabilities.

Interest expense is accounted for using the effective interest rate method.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 21

The effective interest rate method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the expected life of the instrument. The effective interest rate is the rate that discounts estimated future cash payments or receipts throughout the expected life of the financial instrument, or a shorter period where appropriate, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Gains or losses from the modification of borrowing terms during the year are recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis that the terms and conditions of the liability remained largely unchanged. Should the modification be considered substantial, the original financial liability is derecognized and a new financial liability is recognized at fair value.

Convertible debentures

Convertible debentures issued by the Company are comprised of convertible unsecured subordinated debentures that can be converted to share capital at the option of the holder. The Company may settle the conversion right in cash in lieu of common shares unless the holder has explicitly indicated that they do not wish to receive cash. The cash settlement amount depends on the weighted average trading price of the common shares of the Company. This settlement option requires the Company to record the conversion option as a derivative financial instrument measured at fair value at each reporting period, with changes in fair value recorded in the consolidated statements of comprehensive income.

In addition, the debentures contain a redemption option, subject to several conditions, which allows the Company to redeem the debentures, in whole or in part, and the Company may settle the redemption option either in cash at par plus accrued and unpaid interest or in common shares, with the number of common shares to be issued depending on the weighted average trading price of the common shares of the Company. The redemption option is recorded as a derivative financial instrument measured at fair value at each reporting period, with changes in fair value recorded in the consolidated statements of comprehensive income.

The host liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The conversion and redemption options are considered to be interrelated and therefore are treated as a single compound embedded derivative which is recognized at fair value.

Any directly attributable transaction costs are allocated entirely to the host liability component.

Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value with the resulting gain or loss reflected in net income. The Company has two derivative financial instruments: (i) the conversion and redemption options related to its outstanding convertible debentures; and (ii) the mandatory prepayment provision related to the Due to Affiliate, along with the exchange and redemption provisions of the underlying preferred units (Note 20). Derivatives are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including prices available from exchanges, over-the-counter markets and consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures or estimated from historical data or other sources. Any directly attributable transaction costs are allocated between the derivative and the host liability component, and the portion attributed to the derivative is expensed in the consolidated statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported on the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2020, the Company does not have any assets or liabilities that are subject to an offsetting agreement.

Limited partners’ interests in rental business

The interests of the limited partners in SFR JV-1 Holdings LP, SFR JV-1 REIT 1 LLC, SFR JV-1 REIT 2 LLC, SFR JV-1 Equity LLC and SFR JV-1 LP (collectively, “SFR JV-1”) are recognized as financial liabilities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). Limited partners’ interests in rental business are recorded at fair value through profit or loss and reflect the fair value of the underlying investments in SFR JV-1, along with any contributions by and distributions to limited partners during the period. Changes in the fair value of the limited partners’ interests in rental business are reflected in the consolidated statements of comprehensive income.

22 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Cash

Cash includes cash deposited in banks. The Company maintains its cash in financial institutions with high credit quality in order to minimize its credit loss exposure.

Restricted cash

Restricted cash primarily consists of resident security deposits held by the Company in separate bank accounts, as well as property tax reserves, capital reserves, and collateralized rent payment receipts held in bank accounts controlled by lenders.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown as a deduction, net of tax, from the proceeds.

Where the Company purchases its equity share capital to settle restricted share awards or for cancellation, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders.

Earnings per share

Basic

Basic earnings per share is determined using the weighted average number of shares outstanding including vested deferred share units, taking into account on a retrospective basis any increases or decreases caused by share splits or reverse share splits occurring after the reporting period, but prior to the consolidated financial statements being authorized for issue.

Diluted

The Company considers the effects of stock compensation, convertible debentures and exchange rights in connection with the preferred unit issuance of Tricon PIPE LLC in calculating diluted earnings per share. Diluted earnings per share is calculated by adjusting net income attributable to shareholders of the Company and the weighted average number of shares outstanding based on the assumption of the conversion of all potentially dilutive shares on a weighted average basis from the beginning of the year or, if later, the date the stock compensation, convertible debentures or conversion rights were issued to the balance sheet date.

Dividends

Dividends on common shares are recognized in the consolidated financial statements in the period in which the dividends are approved by Tricon’s Board of Directors.

Current and deferred income taxes

Income tax expense includes current and deferred income taxes. Income tax expense is recognized in the consolidated statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current income taxes are the expected taxes payable on the taxable income for the period, using income tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years. The Company uses the liability method to recognize deferred income taxes on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax assets are only recorded if it is probable that they will be realized. Enacted or substantively enacted rates in effect at the consolidated balance sheet date that are expected to apply when the deferred income tax asset is realized or the deferred tax liability is settled are used to calculate deferred income taxes.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Revenue

Revenue from rental properties

Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes and apartment suites is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes and multi-family rental properties are generally for a term of one to two years.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 23

Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from rental properties in the consolidated statements of comprehensive income, and the details of revenue, including ancillary income, are discussed in Note 14.

In addition to revenue generated from the lease component, revenue from rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all of the revenue arrangements, it has pricing latitude and it is also exposed to credit risks.

Revenue from private funds and advisory services

The Company’s vertically integrated management platform provides asset management, property management and development management services.

The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties.

Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Compensation arrangements

Stock option plan

The Company accounts for its stock option plan by calculating the fair value of the options as of the grant date using a Black-Scholes option pricing model and observable market inputs. This fair value is recognized as compensation cost using the graded vesting method over the vesting period of the options.

Annual Incentive Plan (“AIP”)

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units (“DSUs”), performance share units (“PSUs”), stock options and restricted shares, pursuant to the Company’s Deferred Share Unit Plan (“DSUP”), Performance Share Unit Plan (“PSUP”), stock option plan and Restricted Share Plan, respectively.

24 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Long-term incentive plan (“LTIP”)

LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a for-sale housing Investment Vehicle), payable in DSUs which vest in equal tranches over a three-year period (previously a five-year period) pursuant to the LTIP as amended on May 6, 2019. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the LTIP generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates the LTIP liability by determining the performance fees at each reporting date based on the estimated fair value of the underlying investments. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income.

Directors’ fees

One-half of each independent Director’s base annual retainer is paid in DSUs which vest immediately upon their grant. An independent Director may also elect each year to receive a portion of the balance of his or her fees (including his or her base annual retainer and any additional retainer) in DSUs, which also vest on the date of their grant. Any remaining balance of such fees not payable in DSUs is paid in cash. The DSUs granted to Directors are governed by the DSUP.

Reportable segments

Tricon is comprised of four operating segments: Single-Family Rental, Multi-Family Rental, Residential Development and Private Funds and Advisory. Including the Company’s corporate activities, there are five reportable segments for internal and external reporting purposes. The reportable segments are business units offering different products and services, and are managed separately due to their distinct operating natures. These five reportable segments have been determined by the Company’s chief operating decision-makers (Note 31).

Accounting standards and interpretations adopted

Effective January 1, 2020, the Company has adopted amendments to IFRS 3, Business Combinations. The amendments provide further guidance on the determination of whether a transaction should be accounted for as a business combination or as an asset acquisition. The Company has also adopted amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which provide further clarification on the definition of materiality, specifying that materiality will depend on the nature or magnitude of information. The adoption of these standards did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In August 2020, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 9, Financial Instruments,

IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts, and IFRS 16, Leases, as part of phase 2 of its project related to interest rate benchmark reform. The amendments address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021, with earlier application permitted.

The Company is currently finalizing its assessment of the impact of the adoption of the phase 2 amendments. As a result of the adoption, it is not expected that interest rate benchmark reform will have a material impact on the Company’s financial statements. In January 2020, the IASB issued amendments to IAS 1 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 25

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The following are the accounting policies subject to judgments and estimation uncertainty that management believes could have a significant risk of causing material adjustments to the amounts recognized in the consolidated financial statements. Actual results could differ from these estimates and the differences may be material.

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

Fair value is determined using independent external valuations prepared by management’s specialists or detailed internal valuations prepared by management using market-based assumptions, each in accordance with recognized valuation techniques as set out in Note 6. Significant estimates used in determining the fair value of the Company’s rental properties include estimating, among other things, future stabilized net operating income, capitalization rates, discount rates, and other future cash flows applicable to rental properties (all considered Level 3 inputs), as well as market comparables based on recent transaction prices. A change to any one of these inputs could significantly alter the fair value of a rental property. In addition, the novel coronavirus (“COVID-19”) pandemic and related market and economic uncertainty that occurred in 2020 has had a significant impact on estimates used in the valuation of the rental properties and this impact may continue into 2021. Management will continue to monitor the situation and its impact on the Company.

Fair value and impairment of financial instruments

Certain financial instruments are recorded in the Company’s consolidated balance sheets at values that are representative of or approximate fair value.

The fair values of the Company’s investments in for-sale housing are determined using the valuation methodologies described in Note 9. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Any significant changes to the inputs and assumptions owing to the COVID-19 pandemic as discussed above could further impact the valuation of the for-sale housing investments in future periods.

Fair value of incentive plans

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans at each consolidated balance sheet date. Significant estimates and assumptions relating to such incentive plans are disclosed in Notes 3 and 30. The LTIP requires management to estimate future non-IFRS earnings measures, namely future performance fees relative to each Investment Vehicle. Future non-IFRS measures are estimated based on current projections, and are updated at least annually, taking into account actual performance since inception.

Goodwill impairment

Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset or CGU is impaired. The determination of the Company’s goodwill impairment involves management’s significant estimates and assumptions with respect to future cash flows, growth rates and discount rates of the underlying CGU. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ, depending on economic conditions and other events. Changes in any of these underlying assumptions could materially affect the assessment of the recoverable value of a CGU (Note 12).

Due to Affiliate

In connection with the Due to Affiliate transaction, the Company made certain key assumptions about the structure, cash flow and terms of the issued instruments. In addition, management was required to make significant estimates in determining the initial recognition and measurement of the Due to Affiliate and related derivative instruments (Notes 19 and 20).

26 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

CGU determination for goodwill impairment assessment

The determination of CGUs is based on management’s judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. Factors considered include whether an active market exists for the output produced by the asset or group of assets as well as how management monitors and makes decisions about the Company’s operations.

5. BUSINESS COMBINATIONS

As discussed in Note 2, the Company successfully completed its transition to a rental housing company effective January 1, 2020, and as a result, it was required to apply the acquisition method of accounting in accordance with IFRS 3 to all subsidiaries that were previously measured at FVTPL (the “Deemed Acquisition”), as discussed in further detail below.

Deemed acquisition of single-family and multi-family rental businesses

On the Transition Date, Tricon SF Home Rental ULC and its wholly-owned subsidiaries, along with SFR JV-1 (collectively, the “single-family rental” business), and TLR Saturn Master LP and its wholly-owned subsidiaries (collectively, the “multi-family rental” business) were deemed to have been acquired by the Company and were accounted for as business combinations in accordance with IFRS 3.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 27

The following table summarizes the deemed consideration paid and the estimates of the fair values of identified assets acquired and liabilities assumed from both businesses on the Transition Date. The deemed consideration paid reflects the fair value of the Company’s interests in the single-family and multi-family rental businesses as portfolio investments immediately prior to the Transition Date.

(in thousands of U.S. dollars)	Single-Family Rental(1)	Multi-Family Rental
Deemed consideration transferred	$1,270,293	$429,060
Recognized amounts of assets acquired
Cash	$18,948	$2,537
Restricted cash	67,519	16,563
Amounts receivable	1,033	3,436
Derivative financial instruments	28	–
Prepaid expenses and deposits	9,829	720
Rental properties	4,337,681	1,344,844
Deferred income tax assets	40,000	–
Other assets	11,255	90

Total identifiable assets	$4,486,293	$1,368,190

Recognized amount of liabilities assumed
Amounts payable and accrued liabilities	$49,623	$20,759
Resident security deposits	30,094	2,031
Other liabilities	5,435	–
Debt	2,716,840	916,340
Deferred income tax liabilities	157,741	79,112
Limited partners’ interests in rental business	285,774	–
Total identifiable liabilities	3,245,507	1,018,242

Total identifiable assets and liabilities	$1,240,786	$349,948

Goodwill	29,507	79,112

Total	$1,270,293	$429,060

(1)

The deemed consideration transferred reflects the fair value of the Company’s interests in the single-family rental business as a portfolio investment immediately prior to the Transition Date, net of the Company’s deferred tax liabilities associated with the investment of $94,714.

The purchase price allocation resulted in $29,507 and $79,112 of goodwill being recognized from the Deemed Acquisition of the single-family rental and multi-family rental businesses, respectively, due to the recognition of deferred tax liabilities because the tax bases of the net assets are lower than their acquisition date fair values.

Ownership interests in SFR JV-1 are in the form of limited partnership interests which are classified as liabilities under the provisions of IAS 32. Limited partners’ interests in rental business are measured as a percentage of net assets acquired.

The following table presents the changes in the limited partners’ interests in rental business balance for the year ended December 31, 2020, representing third-party limited partners’ 66.33% ownership interests in the net assets of SFR JV-1.

(in thousands of U.S. dollars) For the year ended December 31	2020
Balance, beginning of year(1)	$285,774
Contributions	66,112
Distributions	(46,162)
Net change in fair value of limited partners’ interests in rental business	50,581

Balance, end of year	$356,305

(1)	The initial balance was recognized as a result of the Deemed Acquisition of the single-family rental business.

28 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Deemed acquisition of Canadian multi-family development business under joint operations (proportionate consolidation)

In the Company’s Canadian multi-family development business, TLR Investment LP through its wholly-owned subsidiaries (collectively, the “Canadian multi-family development” business) held a 50% and 25% direct ownership interest, respectively, of the properties known as The James (Scrivener Square) and The Shops of Summerhill, which were classified as joint operations under IFRS 11. As at the Transition Date, the Company’s proportionate interests in these properties were deemed to be acquired by the Company and were treated as business combinations in accordance with IFRS 3.

The following table summarizes the deemed consideration paid for the Canadian multi-family development business and the estimates of the fair values of identified assets acquired and liabilities assumed, on a proportionate basis, from the Canadian multi-family development business on the Transition Date.

(in thousands of U.S. dollars)	The James (Scrivener Square)	The Shops of Summerhill	Other entities(1)	Canadian multi-family developments
Deemed consideration transferred	$14,682	$7,339	$74,851	$96,872
Recognized amounts of assets acquired
Cash	$420	$65	$229	$714
Amounts receivable	131	51	248	430
Prepaid expenses and deposits	12	1	—	13
Other assets	—	—	49	49
Investments in Canadian multi-family developments(2)	—	—	75,141	75,141
Canadian development properties	25,170	10,455	—	35,625

Total identifiable assets	$25,733	$10,572	$75,667	$111,972

Recognized amount of liabilities assumed
Amounts payable and accrued liabilities	$272	$84	$816	$1,172
Debt	10,779	3,149	—	13,928

Total identifiable liabilities	11,051	3,233	816	15,100

Total identifiable assets and liabilities – proportionate basis	$14,682	$7,339	$74,851	$96,872

(1)	Other entities include Tricon Lifestyle Rentals LP and its wholly-owned subsidiaries.
(2)	Includes Tricon’s investment in The Selby.

On June 23, 2020, Tricon acquired the remaining 50% and 75% ownership interests in The James and The Shops of Summerhill, respectively (Note 8). The acquisition of the remaining ownership is considered to be an asset acquisition as it does not meet the definition of a business combination as prescribed by IFRS 3.

6. RENTAL PROPERTIES

The Company’s Valuation Committee is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties’) value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the year ended December 31, 2020.

	December 31, 2020
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total
Initial recognition on Deemed Acquisition (Note 5)	$4,337,681	$1,344,844	$5,682,525
Acquisitions(1)	356,514	—	356,514
Capital expenditures	93,568	9,067	102,635
Dispositions	(18,070)	—	(18,070)
Fair value adjustments	220,849	(22,535)	198,314

Balance, end of year	$4,990,542	$1,331,376	$6,321,918

(1)	The total purchase price includes $1,913 of capitalized transaction costs in relation to the acquisitions.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 29

The Company used the following techniques to determine the fair value measurements included in the consolidated financial statements categorized under Level 3.

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined by using a combination of Broker Price Opinion (“BPO”) and the Home Price Index (“HPI”) methodologies. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures as the home values typically do not change materially in the short term, and capital expenditures generally do not significantly impact values in those periods.

BPOs are quoted by independent brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO for a property once every three years or when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses the twelve-month trailing average HPI change to update the value of its single-family rental homes. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

The Company performed a valuation at November 30, 2020 for rental homes acquired prior to October 1, 2020, according to its valuation policy and based on the best information available. HPI growth continued across all markets during the year at 4.2% (net of capital expenditures) compared to 3.0% during the prior year. There were 6,980 homes valued using the BPO method during the year. The combination of the HPI and BPO methodologies resulted in a fair value gain of $220,849 for the year ended December 31, 2020. Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined that the values were valid as of December 31, 2020.

Sensitivity

The weighted average of the quarterly HPI change was 1.5% . If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the rental properties at December 31, 2020 would be $19,294 and ($19,294), respectively.

Multi-family rental properties

Valuation methodology

Fair value is determined using independent valuations prepared by management’s specialists or detailed internal valuations prepared by management using market-based assumptions, each in accordance with recognized valuation techniques. The Company utilizes the direct income capitalization approach to determine the fair value of its multi-family rental properties. This method requires that a projected stabilized net operating income (“NOI”) for each property is divided by the appropriate capitalization rate to determine a property’s fair value. NOI is calculated as a one-year income forecast based on rental income from current leases and key assumptions about rental income, vacancies and inflation rates, among other factors, less property operating costs. Fair value also considers any forecasted capital expenditures within the year to maintain the property in good condition. Given the short-term nature of residential leases (typically one to two years), revenue and costs are not discounted. The capitalization rate is determined for each property based on location, size and quality/vintage of the property and takes into account market information related to recent sales of comparable buildings within a similar geographic location.

In applying the Company’s valuation policies, external valuations are obtained from third-party valuation professionals on a rotational basis based on a cross-section of properties from different geographic locations and markets across the Company’s multi-family rental portfolio, as determined by management and approved by the Valuation Committee. The fair value of the remainder of the Company’s rental properties is determined internally by management using the same assumptions and valuation techniques as those used by the external valuation professionals.

Management assessed changes in capitalization rates in each of the markets in which it owns multi-family rental properties by consulting third-party data based on market transactions. In contrast to the single-family rental market, multi-family rental market conditions were negatively impacted by the COVID-19 pandemic. A decline in demand for multi-family living contributed to a downward adjustment in the stabilized NOI assumptions, which led to a fair value loss of $22,535 for the year ended December 31, 2020. Management will continue to monitor rental market conditions that could adversely affect the valuation of the Company’s rental properties.

30 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The key valuation assumptions for the Company’s multi-family rental properties are set out below.

	December 31, 2020	December 31, 2019
Capitalization rates – range	4.00% to 5.50%	4.50% to 5.00%
Capitalization rate – weighted average	4.76%	4.71%

Sensitivity

Any fluctuations in either NOI from rental operations or the capitalization rate could significantly alter the fair value of the properties. Generally, an increase in stabilized NOI will result in an increase to the fair value of a rental property. An increase in the capitalization rate will result in a decrease to the fair value of a rental property. The capitalization rate magnifies the effect of a change in NOI, with a lower capitalization rate causing more change in fair value than a higher capitalization rate when applied to NOI. The table below summarizes the impact of changes in both the capitalization rates and NOI on the fair value of the Company’s multi-family rental properties.

	Net operating income
Capitalization rate	–3%	–1%	As projected	+1%	+3%
–0.25%	$31,497	$59,472	$73,459	$87,447	$115,422
As reported	(39,759)	(13,253)	—	13,253	39,759
+0.25%	(103,903)	(78,720)	(66,129)	(53,537)	(28,354)

7. INVESTMENTS IN CANADIAN MULTI-FAMILY DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments, as well as The Selby, an income-producing multi-family rental property in Toronto. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of investments in joint ventures and associates for the year ended December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2020
Initial recognition on Deemed Acquisition (Note 5)	$75,141
Advances	4,294
Distributions	(935)
Income from investments in Canadian multi-family developments	14,124
Translation adjustment	2,244

Total investments in joint ventures and associates	$94,868

TRICON RESIDENTIAL 2020 ANNUAL REPORT 31

The following tables present the ownership interests and carrying values of the Company’s equity-accounted investments. The financial information below discloses each investee at 100% and at Tricon’s ownership interests in the net assets of the investee.

	December 31, 2020
(in thousands of U.S. dollars)	Location	Tricon’s ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon’s share of net assets(1)
Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$1,050	$70,918	$7,813	$35,454	$28,701	$9,575
WDL 8 LP	Toronto, ON	33%	6,659	112,488	8,083	88,635	22,429	7,483
WDL 20 LP	Toronto, ON	33%	770	45,697	24	43,653	2,790	937
DKT B10 LP(2)	Toronto, ON	33%	2,683	2,551	966	—	4,268	2,994
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	3,587	40,799	3,091	6,676	34,619	16,398
Labatt Village Holding LP(3)	Toronto, ON	38%	—	43,160	16	—	43,144	16,180

			14,749	315,613	19,993	174,418	135,951	53,567

Associates
592 Sherbourne LP (The Selby)	Toronto, ON	15%	12,988	252,065	2,201	126,008	136,844	19,913
57 Spadina LP (The Taylor)	Toronto, ON	30%	448	113,215	3,419	39,724	70,520	21,388

			13,436	365,280	5,620	165,732	207,364	41,301

Total			$28,185	$680,893	$25,613	$340,150	$343,315	$94,868

(1)

Tricon’s share of net assets of $94,868 is comprised of $93,541 as per the investees’ financial statements plus $1,327 of fair value differences arising from the initial recognition on January 1, 2020 and foreign exchange translation adjustments.

(2)	Tricon’s share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(3)	Labatt Village Holding LP has an 80% ownership interest in the Labatt Village LP project partnership, and therefore Tricon has a 30% effective interest in the project.

(in thousands of U.S. dollars)	For the year ended December 31, 2020
	Location	Tricon’s ownership %	Revenue	Expenses	Fair value gains	Net and other comprehensive income	Tricon’s share of net income
Joint ventures
WDL 3/4/7 LP	Toronto, ON	33%	$198	$(104)	$21,742	$21,836	$7,279
WDL 8 LP	Toronto, ON	33%	—	(75)	15,299	15,224	5,074
WDL 20 LP	Toronto, ON	33%	—	(2)	—	(2)	(1)
DKT B10 LP	Toronto, ON	33%	—	(16)	—	(16)	(5)
6–8 Gloucester LP (The Ivy)	Toronto, ON	47%	—	(2)	—	(2)	(1)
Labatt Village
Holding LP	Toronto, ON	38%	—	(34)	(345)	(379)	(142)

			198	(233)	36,696	36,661	12,204

Associates
592 Sherbourne LP (The Selby)	Toronto, ON	15%	10,763	(5,791)	—	4,972	746
57 Spadina LP (The Taylor)	Toronto, ON	30%	—	(20)	3,933	3,913	1,174

			10,763	(5,811)	3,933	8,885	1,920

Total			$10,961	$(6,044)	$40,629	$45,546	$14,124

Based on the assessment of current economic conditions, there are no indicators of impairment of the Company’s equity-accounted investments in Toronto as of December 31, 2020. Management will continue to monitor the situation as market conditions may change rapidly which could adversely affect the Company’s underlying valuation of such investments.

32 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

8. CANADIAN DEVELOPMENT PROPERTIES

The Company’s Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto that were previously accounted for as joint operations (Note 2).

The following table presents the changes in the Canadian development properties balance for the year ended December 31, 2020.

(in thousands of U.S. dollars)	December 31, 2020
Initial recognition on Deemed Acquisition (Note 5)	$35,625
Acquisitions	65,861
Development expenditures	2,998
Translation adjustment	5,534

Balance, end of year	$110,018

On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively, and began consolidating these entities. These two properties are recorded at fair value with changes in fair value recorded in the consolidated statements of comprehensive income in accordance with IAS 40, with the acquired portion added to the fair value of the properties based on the purchase price paid. The Company utilized the asset purchase model whereby the initial cost of a development property is comprised of its purchase price and any directly attributable expenditures, including transaction costs.

The following table summarizes the purchase price paid for each of the properties.

(in thousands of U.S. dollars)	The James (Scrivener Square)	The Shops of Summerhill	Total
Canadian development properties	$40,669	$25,192	$65,861
Net working capital	(3,689)	(1,189)	(4,878)
Assumed debt and vendor take-back loans	(34,156)	(19,184)	(53,340)

Cash paid	$2,824	$4,819	$7,643

Property values typically do not change materially in the short term, and development expenditures generally do not significantly impact values in the first twelve months after purchase. Accordingly, Canadian development properties acquired within the past twelve months are recorded at their purchase price plus the cost of development expenditures.

The Company earned $791 of commercial rental income from The Shops of Summerhill for the year ended December 31, 2020, which is classified as Other income from Canadian development properties.

9. INVESTMENTS IN FOR-SALE HOUSING

The Company makes investments in for-sale housing via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

In the year ended December 31, 2020, the Company recorded a cumulative fair value loss of $61,776, primarily related to the risk of both extended timelines and a reduction in expected future cash flows from these investments brought on by the COVID-19 pandemic.

The following table presents the changes in the investments in for-sale housing for the years ended December 31, 2020 and December 31, 2019.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Balance, beginning of year	$300,653	$307,564
Advances	3,408	35,389
Distributions	(77,443)	(51,946)
(Loss) income from investments in for-sale housing	(61,776)	9,646

Balance, end of year	$164,842	$300,653

Internal debt instruments	$13,937	$16,757
Equity	150,905	283,896

Total investments in for-sale housing	$164,842	$300,653

TRICON RESIDENTIAL 2020 ANNUAL REPORT 33

The investments are measured at fair value as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon’s investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

			December 31, 2020		December 31, 2019
Description	Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information
Commingled funds
Equity investments	Net asset value, determined using discounted cash flow	a) Discount rate(1)	8.0% –15.0%	12.9%	8.0% – 20.0%	14.4%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.
		b) Future cash flow(2)	1 – 7 years	3.3 years	1 – 9 years	2.3 years
Separate accounts/ side-cars/syndicated investments/ joint ventures
Equity investments(3),(4)	Waterfall distribution model	a) Discount rate(1)	12.5% –20.0%	17.1%	12.5% – 24.0%	17.2%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.
		b) Future cash flow(2)	1 – 7 years	6.2 years	1 – 16 years	13.0 years
		c) Appraised value(3)					Price per acre of land, timing of project funding requirements and distributions.
Debt investments(3)	Net asset value, determined using discounted cash flow	a) Discount rate(1)	20.0%	20.0%	15.0% –20.0%	17.1%	Estimated probability of default.
		b) Future cash flow(2)	6 years	6 years	3 – 9 years	7.2 years

(1)

Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

(2)

Estimating future cash flows involves modelling developers’ cash flows to determine the quantum and timing of project funding requirements and cash distributions to the Investment Vehicle. Estimates of developers’ cash flows are based on detailed quarterly and annual budgets and include estimates of construction and development costs, anticipated selling prices and absorption rates for each project.

(3)

On an annual basis, the Company normally obtains external valuations for its separate account equity and side-car investments. As at December 31, 2020, the external valuations for Tricon’s interest in four separate account equity and side-car investments totalled $41,595. The Company’s investment team and finance team verify all major inputs to the valuation and review the results with the independent appraiser prior to seeking Valuation Committee approval. The significant input within the appraised value is the value of land per acre. The separate account and side-car investments that were not appraised were valued utilizing an expected sales price calibration method. As at December 31, 2020, only one debt investment remained valued using the discounted cash flow methodology.

(4)

On January 22, 2020, the Company completed the syndication of 50% of its direct investment in Trinity Falls to THPAS JV-1, subsequent to which Tricon’s investment in Trinity Falls was remeasured based on the transaction price. As a result, there was a significant change in the range of inputs and weighted average inputs disclosed compared to December 31, 2019 driven by the exclusion of Trinity Falls from the discounted cash flow model.

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $4,144 and a decrease of 2.5% in the discount rate results in an increase in fair value of $4,568 (December 31, 2019 – ($10,656) and $11,541, respectively).

34 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

10. FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 – Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2020			December 31, 2019
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 6)	$—	$—	$6,321,918	$—	$—	$—
Canadian development properties (Note 8)	—	—	110,018	—	—	—
Investments in for-sale housing (Note 9)	—	—	164,842	—	—	300,653
Investments – Tricon American Homes	—	—	—	—	—	1,365,007
Investments – Tricon Lifestyle Rentals	—	—	—	—	—	525,932
Derivative financial instruments (Note 20)	—	841	—	—	—	—

	$—	$841	$6,596,778	$—	$—	$2,191,592

Liabilities
Derivative financial instruments (Note 20)	$—	$45,494	$—	$—	$657	$—
Limited partners’ interests in rental business (Note 5)	—	—	356,305	—	—	—

	$—	$45,494	$356,305	$—	$657	$—

There have been no transfers between levels for the year ended December 31, 2020.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 35

11. AMOUNTS PAYABLE AND ACCRUED LIABILITIES

Amounts payable and accrued liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Trade payables and accrued liabilities	$31,182	$17,789
Accrued property taxes	37,987	—
AIP liability (Note 30)	7,120	2,742
Income taxes payable	337	1,947
Interest payable	18,566	3,577
Deferred income	1,294	—
Current portion of lease obligations (Note 26)	1,804	135

Total amounts payable and accrued liabilities	$98,290	$26,190

12. GOODWILL

In connection with the Company’s deemed acquisitions (Note 5), the Company has allocated material amounts of the related deemed purchase prices to goodwill. Such goodwill is tested for impairment at least annually on December 31, using estimates and assumptions affected by factors such as economic and industry conditions and changes in operating performance. The goodwill recorded in the consolidated financial statements relates to three groups of CGUs: the single-family rental group CGU, the multi-family rental group CGU and the Johnson CGU. The net carrying amount of goodwill is as follows.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Johnson	$219	$219
Multi-Family Rental	79,112	—
Single-Family Rental	29,507	—

Total goodwill	$108,838	$219

The Company’s assumptions used in goodwill impairment testing are affected by current market conditions and the expected net operating income in each of the CGUs. The Company compared the aggregate recoverable amount of the group of assets included in the relevant CGUs to their respective carrying amounts. The recoverable amount was determined based on the fair value less costs of disposal of the CGUs. This fair value measurement is categorized as Level 3 in the fair value hierarchy and requires assumptions about revenue and operating expense growth rates as well as discount rates, which are discussed below.

	December 31, 2020
	Single-Family Rental	Multi-Family Rental
Weighted average growth rate – Years 1–5	3.3%	3.5%
Long-term growth rate	1.0%	1.0%
Discount rate	5.0%	6.0%

Growth rates

Growth rates over the five-year period are a combination of management’s estimate of annual growth for the next fiscal year based on historical growth rates achieved for the two preceding years, where appropriate. Management also used available market forecasts and data for the growth rate for the next two to five years based on industry reports. The projections also take into account future expected capital expenditures to maintain the condition of the rental properties to drive future revenue growth.

Long-term growth rates

Cash flows beyond the five-year period are based largely on management’s estimate of the ability of the CGU to grow in a mature and stable market.

Discount rates

Discount rates represent the current market assumption of the risks specific to each CGU regarding the time value of money and individual risks of the underlying assets, rather than the Company’s specific discount rates.

Based on the assessment of current economic conditions and of the underlying cash flows at the CGU level, management concluded that there was no impairment of goodwill as at December 31, 2020, as the recoverable amounts of the individual CGUs exceeded their carrying values.

36 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Sensitivity

The fair value less costs of disposal model utilized in calculating recoverable value is sensitive to changes in the discount rate and long-term growth rate, especially for the multi-family rental group of CGUs. If the discount rate increased by 0.1% or if the perpetual growth rate decreased by 0.1%, the carrying amount of the multi-family rental group of CGUs would exceed the recoverable amount by approximately $20,000 to $25,000; hence, it would trigger an impairment. For the single-family rental group of CGUs, no reasonable change in assumptions would cause the recoverable amounts to fall below the carrying values. Management will continue to monitor the market and economic uncertainty related to the COVID-19 pandemic that could impact the significant estimates used in the discounted cash flow for annual impairment testing.

13. INCOME TAXES

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Income tax recovery (expense) – current	$4,050	$(5,410)
Income tax expense – deferred	(40,425)	(9,469)

Income tax expense	$(36,375)	$(14,879)

The tax on the Company’s income differs from the theoretical amount that would arise using the weighted average tax rate applicable to income of the consolidated entities as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Income before income taxes	$152,788	$129,014
Combined statutory federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense	40,489	34,189
Non-taxable gains on investments	(1,460)	(24,684)
Non-taxable losses (gains) on derivative financial instruments	1,912	(785)
Foreign tax rate differential(1)	(8,854)	77
Other, including permanent differences(2)	4,288	6,082

Income tax expense	$36,375	$14,879

(1)

Effective January 1, 2020, the Company’s single-family rental and U.S. multi-family rental businesses are subject to the U.S. ordinary income tax rate of 21%, resulting in a reduction in Tricon’s effective tax rate from the Canadian combined statutory income tax rate of 26.5%.

(2)	Other permanent differences are comprised of non-deductible share compensation, non-deductible debentures discount amortization and non-deductible interest expense.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 37

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$102,444	$41,049
Deferred income tax assets to be recovered within 12 months	—	3,700

Total deferred income tax assets	$102,444	$44,749

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$298,071	$98,360
Deferred income tax liabilities reversing within 12 months	—	224

Total deferred income tax liabilities	$298,071	$98,584

Net deferred income tax liabilities	$195,627	$53,835

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of year	$53,835	$45,091
Initial recognition on Deemed Acquisition (Note 5)	196,853	—
Reversal of deferred income tax liabilities related to Deemed Acquisition (Note 5)	(94,714)	—
Charge to the statement of comprehensive income	40,425	9,469
Other	(772)	(725)

Net deferred income tax liabilities, end of year	$195,627	$53,835

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2019	$—	$6,456	$1,068	$31,800	$5,425	$44,749
Addition/(reversal)(1)	16,677	(245)	634	40,492	137	57,695

At December 31, 2020	$16,677	$6,211	$1,702	$72,292	$5,562	$102,444

(in thousands of U.S. dollars)	Investments	Rental properties	Convertible debentures	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2019	$97,338	$—	$187	$1,059	$—	$98,584
(Reversal)/addition(1)	(97,338)	297,057	(12)	(220)	—	199,487

At December 31, 2020	$—	$297,057	$175	$839	$—	$298,071

(1)	Includes $40,000 and $142,139 of deferred income tax assets and deferred income tax liabilities, respectively, recognized as part of the business combinations (Note 5).

The Company believes it will have sufficient future income to realize the deferred income tax assets.

38 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

14. REVENUE FROM RENTAL PROPERTIES

The components of the Company’s revenue from rental properties are described as follows:

For the years ended December 31	2020			2019
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total	Total
Base rent	$301,538	$90,290	$391,828	$—
Other revenue(1)	13,946	14,700	28,646	—
Non-lease component	51,498	6,215	57,713	—

Total revenue from rental properties	$366,982	$111,205	$478,187	$—

(1)	Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.

15. REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the tables below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon’s subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

(in thousands of U.S. dollars)	Asset management fees	Performance fees	Development fees	Property management fees	Total
For the year ended December 31, 2020
Gross management fees	$12,061	$2,836	$19,038	$45,464	$79,399
Less fees eliminated upon consolidation:
Development fees eliminated	—	—	(740)	—	(740)
Property management fees eliminated	—	—	—	(44,569)	(44,569)

Total revenue from private funds and advisory services	$12,061	$2,836	$18,298	$895	$34,090

For the year ended December 31, 2019
Total revenue from private funds and advisory services	$15,099	$7,448	$17,348	$—	$39,895

16. AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Rent receivables	$4,274	$—
Trade receivables	5,263	3,057
Income tax recoverable	3,282	152
Other receivables(1)	12,774	5,743

Total amounts receivable	$25,593	$8,952

(1)	Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

The Company has $4,274 of rent receivables from residents as at December 31, 2020 under the relevant lease arrangements. As a result of the current COVID-19 pandemic and the resulting economic uncertainty, certain residents may experience financial difficulty which may impact their ability to continue to pay rent due and in the future.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 39

17. DEBT

The following table presents a summary of the Company’s outstanding debt as at December 31, 2020:

	December 31, 2020
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate cap or floor	Effective interest rates	Extension options(1)	Total facility	Outstanding balance
SFR JV-1 subscription facility	August 2021	LIBOR+1.75%	N/A	2.31%	N/A	$150,000	$116,000
SFR JV-1 warehouse credit facility(2)	October 2021	LIBOR+2.65%	3.25% LIBOR cap	3.21%	One-year	300,000	96,610
			0.25% LIBOR floor
Term loan 2(3)	October 2021	LIBOR+1.95%	2.50% LIBOR cap	2.51%	One-year	96,077	96,077
			0.50% LIBOR floor
Warehouse credit facility(4)	November 2021	LIBOR+2.75%	3.00% LIBOR cap	3.31%	One-year	50,000	10,209
			0.25% LIBOR floor
Securitization debt 2017-1(3)	September 2022	3.59%	N/A	3.59%	N/A	459,530	459,530
Term loan(3)	October 2022	LIBOR+2.00%	2.50% LIBOR cap	2.56%	N/A	375,000	374,745
			0.50% LIBOR floor
Securitization debt 2017-2(3)	January 2024	3.66%	N/A	3.66%	N/A	363,598	363,598
Securitization debt 2018-1(3)	May 2025	3.96%	N/A	3.96%	N/A	312,540	312,540
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A	3.12%	N/A	333,358	333,358
SFR JV-1 securitization debt 2020-1(3),(5)	July 2026	2.43%	N/A	2.43%	N/A	553,428	553,428
Securitization debt 2020-2(3),(6)	November 2027	1.94%	N/A	1.94%	N/A	440,506	440,506

Single-family rental properties borrowings				2.94%		3,434,037	3,156,601
U.S. multi-family credit facility	December 2021	LIBOR+3.75%	N/A	4.39%	N/A	109,890	109,890
Mortgage tranche A(7)	November 2023	LIBOR+1.15%	5.35% cap	1.77%	N/A	160,090	160,090
Mortgage tranche B(7)	November 2024	3.92%	N/A	3.92%	N/A	400,225	400,225
Mortgage tranche C(7)	November 2025	3.95%	N/A	3.95%	N/A	240,135	240,135

Multi-family rental properties borrowings				3.61%		910,340	910,340
Land loan(8)	July 2021	Prime+1.50%	3.95% floor	4.17%	N/A	21,991	21,991
Vendor take-back (VTB) loan 2021	August 2021	–	N/A	6.00%	N/A	25,564	25,564
Mortgage(8)	September 2022	3.67%	N/A	3.67%	N/A	12,482	12,482

Canadian development properties borrowings				4.85%		60,037	60,037
Corporate credit facility(9)	July 2022	LIBOR+2.75%	N/A	4.48%	N/A	500,000	26,000
Corporate office mortgages	November 2024	4.25%	N/A	4.30%	N/A	11,089	11,089

Corporate borrowings				4.42%		511,089	37,089

							$4,164,067

Transaction costs (net of amortization)							(25,019)
Debt discount (net of amortization)							(1,542)

Total debt				3.12%		$4,915,503	$4,137,506

Current portion of long-term debt(1)							$274,190
Long-term debt							$3,863,316
Fixed-rate debt – principal value				3.24%			$3,152,455
Floating-rate debt – principal value				2.76%			$1,011,612

(1)

The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after all extension options have been exercised.

(2)	On October 23, 2020, SFR JV-1 amended its warehouse credit facility and extended its maturity date to October 25, 2021, with a one-year extension option available.
(3)	The term loans and securitization debt are secured, directly and indirectly, by approximately 21,200 single-family rental homes.
(4)	On November 20, 2020, Tricon amended its warehouse credit facility and extended its maturity date to November 22, 2021, with a one-year extension option available.
(5)

On July 21, 2020, SFR JV-1 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $553,428, a weighted average coupon of 2.43% and a term to maturity of six years. The transaction proceeds were used to repay existing short-term SFR JV-1 debt.

(6)

On November 10, 2020, Tricon closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $440,506, a weighted average coupon of 1.94% and a term to maturity of seven years. The transaction proceeds were used to repay existing debt and to acquire single-family rental homes.

(7)	The mortgages are secured by 23 multi-family properties owned by the Company.
(8)	The land loan and mortgage are secured by the land under development at The James (Scrivener Square) and The Shops of Summerhill.
(9)

The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company has designated $15,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at December 31, 2020, the letters of credit outstanding totalled $10,707 (C$13,632). During the year, the Company used proceeds from the Due to Affiliate (see Note 19) to pay down the corporate credit facility, resulting in an ending balance of $26,000 (2019 – $297,000).

40 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

	December 31, 2019
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate cap or floor	Effective interest rates	Extension options	Total facility	Outstanding balance
Corporate credit facility	July 2022	LIBOR+3.75%	N/A	5.91%	N/A	$500,000	$297,000
Corporate office mortgages	November 2024	4.25%	N/A	4.30%	N/A	11,153	11,153

Total debt				5.85%		$511,153	$308,153

Current portion of debt							$284
Long-term debt							$307,869

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Multi-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total
2021	$116,000	$110,255	$47,969	$302	$274,526
2022	1,037,171	4,366	12,068	26,313	1,079,918
2023	—	156,293	—	329	156,622
2024	363,598	403,760	—	10,145	777,503
2025	312,540	235,666	—	—	548,206
2026 and thereafter	1,327,292	—	—	—	1,327,292

	3,156,601	910,340	60,037	37,089	4,164,067

Transaction costs (net of amortization)					(25,019)
Debt discount (net of amortization)					(1,542)

Total debt					$4,137,506

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at December 31, 2020.

	December 31, 2020
(in thousands of U.S. dollars)	Fair value	Carrying value
Securitization debt 2017-1	$466,210	$459,530
Securitization debt 2017-2	373,583	362,683
Securitization debt 2018-1	329,876	311,913
SFR JV-1 securitization debt 2019-1	347,177	326,767
SFR JV-1 securitization debt 2020-1	567,635	543,803
Securitization debt 2020-2	440,506	432,817
Mortgage tranche B	413,778	400,225
Mortgage tranche C	248,936	240,135
Vendor take-back (VTB) loan 2021	26,356	25,564
Mortgage	12,641	12,463
Corporate office mortgages	11,728	11,089

Total	$3,238,426	$3,126,989

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 41

18. CONVERTIBLE DEBENTURES

On March 17, 2017, the Company completed the offering, on a bought deal basis, of $172,500 aggregate principal amount of 5.75% extendible convertible unsecured debentures (the “2022 convertible debentures”), including $22,500 aggregate principal amount of 2022 convertible debentures issued pursuant to the exercise of underwriters’ over-allotment options. The net offering proceeds to the Company were $164,554 after transaction costs of $7,946.

Upon the closing of the acquisition of Silver Bay on May 9, 2017, the 2022 convertible debentures became convertible to common shares of the Company in accordance with their terms, and their maturity date was extended to March 31, 2022.

The 2022 convertible debentures bear interest at 5.75% per annum, which is payable semi-annually in arrears in March and September, and are convertible into common shares of the Company at a conversion rate of 95.6023 common shares per $1,000 principal amount of 2022 convertible debentures (equivalent to a conversion price of approximately $10.46 per common share (equivalent to C$13.32 as of December 31, 2020)).

The Company may settle the conversion right in cash in lieu of common shares unless the holder has explicitly indicated that it does not wish to receive cash.

On or after March 31, 2020 and prior to March 31, 2021, the 2022 convertible debentures may be redeemed by the Company at a price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price (as defined in the trust indenture governing the 2022 convertible debentures) of the Company’s common shares on the fifth trading day immediately preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On or after March 31, 2021 and prior to their final maturity date, the 2022 convertible debentures may be redeemed by the Company at a price equal to the principal amount thereof plus accrued and unpaid interest. The Company has an option to settle the redemption right, where applicable, by delivering the number of common shares determined by dividing the principal amount of the convertible debentures by 95% of the Current Market Price of the Company’s common shares on the fifth trading day immediately preceding the date fixed for redemption or the maturity date. For the year ended December 31, 2020, there were no conversions of the 2022 convertible debentures ($100 principal amount was converted into 9,560 common shares during the year ended December 31, 2019).

The host liability component of the outstanding 2022 convertible debentures recognized on the consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Principal amount outstanding	$172,400	$172,400
Less: Transaction costs (net of amortization)	(2,249)	(3,884)

Liability component on initial recognition	170,151	168,516
Debentures discount (net of amortization)	(4,195)	(7,205)

2022 convertible debentures	$165,956	$161,311

The above carrying values were recognized at amortized cost after discounting the future interest and principal payments using the effective interest rates. The fair value of the host liability component of the 2022 convertible debentures was $178,412 as of December 31, 2020 and $177,777 as of December 31, 2019. The difference between the amortized cost and implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

42 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

19. DUE TO AFFILIATE

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the “Affiliate” or “LLC”) entered into subscription agreements with each investor in a syndicate of investors (the “Investors”), pursuant to which the Investors subscribed for Preferred Units of the Affiliate (the “Preferred Units”) for an aggregate subscription price of $300,000 (the “Transaction”). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the “Transaction Documents”).

Transaction – between Tricon and Investors

Pursuant to the Transaction Documents, holders of Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the “Exchange Right”) at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the “Exchange Price”), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction (“Closing”), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the “Forced Exchange Right”) of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon’s shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). These exchange rights are classified as a derivative financial instrument (Note 20). The Affiliate also has the right to redeem the Preferred Units (“Redemption Right”) at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

Promissory note – between Tricon entities

In connection with the Transaction, the Company borrowed the subscription proceeds of $300,000 from the Affiliate. This indebtedness, which is evidenced by a promissory note (the “Promissory Note” or “Due to Affiliate”), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described above. The Company incurred $15,192 of transaction costs in connection with the Transaction, of which $12,202 was capitalized, which reduced the initial fair value of the Promissory Note, and the remaining portion was expensed as it was attributed to the derivative component of the Promissory Note. In determining the initial fair value of the Promissory Note, the Company used a discounted cash flow model and an amortization period of nine years and nine months determined by a probability weighted methodology under IFRS 9.

The Promissory Note payable to Tricon PIPE LLC is subsequently measured at amortized cost using the effective interest rate method. Under the effective interest rate method, the transaction costs along with the discount of the Promissory Note are amortized over the expected life and recorded as net interest expense in the consolidated statements of comprehensive income. This amortization period is subject to re-estimation on a regular basis as adjustments to the carrying value are made under the effective interest rate method. During the period from September 3, 2020 to December 31, 2020, the Company recorded interest expense of $7,116, including accretion expense of $1,462 with respect to the amortization of transaction costs and the discount.

The Promissory Note contains mandatory prepayment provisions (“Mandatory Prepayment”) applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note and classified as a derivative financial instrument (Note 20).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 43

The fair values of the Promissory Note and the derivative on September 3, 2020 are as follows:

(in thousands of U.S. dollars)	Principal value	Fair value of derivative	Fair value of Promissory Note
Promissory Note principal value as at September 3, 2020	$300,000	$37,613	$262,387
Transaction costs(1)	15,192	(2,990)	(12,202)

Liability component on initial recognition		$37,613	$250,185

(1)

Transaction costs of $2,990 that were attributed to the derivative component were expensed in the consolidated statements of comprehensive income during the period while transaction costs of $12,202 were capitalized into the underlying promissory note and reduced the fair value at inception.

The movement of the derivative financial liability in connection with the Promissory Note (or Due to Affiliate) from September 3, 2020 to December 31, 2020 is shown below:

(in thousands of U.S. dollars)
Fair value of derivative on initial recognition as at September 3, 2020	$37,613
Fair value loss on derivative during the period	7,881

Fair value of derivative as at December 31, 2020 (Note 20)	$45,494

The fair value loss on the derivative was primarily driven by an increase in Tricon’s share price, on a USD converted basis, which served to increase the probability of exchange of the preferred units into Tricon’s common shares (Note 20).

The Promissory Note payable to Tricon PIPE LLC is subsequently measured at amortized cost using the effective interest rate method and the carrying value of Due to Affiliate is shown below. The fair value of the Promissory Note was $293,465 as of December 31, 2020. The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

(in thousands of U.S. dollars)	December 31, 2020	September 3, 2020
Principal amount outstanding	$300,000	$300,000
Less: Discount and transaction costs (net of amortization)	(48,353)	(49,815)

Due to Affiliate	$251,647	$250,185

Structured entity – Tricon PIPE LLC (“Affiliate” or “LLC”)

Tricon PIPE LLC was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this LLC; however, the Company is not required to consolidate this structured entity, as discussed in Note 3.

As of December 31, 2020, the LLC has a preferred unit liability of $300,000 and a Promissory Note receivable of $300,000. During the year ended December 31, 2020, the LLC earned interest income of $5,654 from the Company and recognized dividends declared of $5,654.

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the Promissory Note payable (or Due to Affiliate). The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity from September 3, 2020 to December 31, 2020.

44 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

20. DERIVATIVE FINANCIAL INSTRUMENTS

The conversion and redemption features of the convertible debentures are combined pursuant to IFRS 9, Financial Instruments: Recognition and Measurement, and are measured at fair value at each reporting period using model calibration. The conversion and redemption components were valued using a binomial pricing model and then the valued amount was calibrated to the traded price of the underlying debentures. The valuation model uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the equity. The valuation of the conversion and redemption components assumes that the debentures are held to maturity.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

2022 convertible debentures	December 31, 2020	December 31, 2019
Risk-free rate(1)	0.21%	1.70%
Implied volatility(2)	30.69%	20.78%
Dividend yield(3)	2.45%	2.63%

(1)	Risk-free rates were from the U.S. dollar swap curves matching the terms to maturity of the debentures.
(2)	Implied volatility was computed from the trading volatility of the Company’s stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3)	Dividend yields were from the forecast dividend yields matching the terms to maturity of the debentures.

The Company recognized a new derivative in connection with its Transaction completed during the year (Note 19). The Promissory Note contains the Mandatory Prepayment that is intermingled with other options pursuant to the Transaction, as exercising the Mandatory Prepayment effectively terminates the other options. Although the Exchange Right and Redemption Right exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	December 31, 2020	December 31, 2019
Risk-free rate(1)	0.40%	N/A
Implied volatility(2)	31.78%	N/A
Dividend yield(3)	2.45%	N/A

(1)	Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2)	Implied volatility was computed from the trading volatility of the Company’s stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3)	Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 45

The values attributed to the derivative financial instruments are shown below:

(in thousands of U.S. dollars)	Conversion/ redemption options	Exchange/ prepayment options	Interest rate caps(1)	Total
For the year ended December 31, 2020
Derivative financial assets (liabilities), beginning of year	$(657)	$–	$28	$(629)
Addition of derivative financial liability in connection with Due to Affiliate	–	(37,613)	–	(37,613)
Addition of interest rate caps	–	–	11	11
Fair value gain (loss)	1,498	(7,881)	(39)	(6,422)

Derivative financial assets (liabilities), end of year	$841	$(45,494)	$–	$(44,653)

For the year ended December 31, 2019
Derivative financial assets (liabilities), beginning of year	$(3,936)	$–	$–	$(3,936)
Fair value gain (loss)	3,279	–	–	3,279

Derivative financial assets (liabilities), end of year	$(657)	$–	$–	$(657)

(1)	Initial balance was recognized as part of the Deemed Acquisition of the single-family rental business (Note 5).

As at December 31, 2020, the conversion and redemption features of the 2022 convertible debentures are presented as an asset of $841, and the exchange and prepayment features related to the Due to Affiliate are presented as a liability of $45,494.

For the year ended December 31, 2020, there was a fair value gain on the embedded derivative on the 2022 convertible debentures of $1,498. For the period from September 3 to December 31, 2020, there was a fair value loss on the derivative recognized on the Due to Affiliate of $7,881. The fair value gain on the embedded derivative on the 2022 convertible debentures was driven by an increase in the value of Tricon’s redemption option relative to the holders’ conversion option, resulting in the embedded derivative being an asset as at December 31, 2020 (December 31, 2019 – liability). The fair value loss on the derivative related to the Due to Affiliate was primarily driven by an increase in Tricon’s share price, on a USD converted basis, which served to increase the probability of exchange of the preferred units into Tricon’s common shares.

For the year ended December 31, 2020, the Company recognized a $6,422 fair value loss on derivative financial instruments (2019 – fair value gain of $3,279) and a $1,039 fair value loss on the put liability (2019 – fair value loss of $318), for a total loss of $7,461 (2019 – fair value gain of $2,961). The put liability was redeemed on March 4, 2020 in connection with the Company’s acquisition and cancellation of 1,867,675 outstanding common shares (Note 28).

46 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

21. INTEREST EXPENSE

Interest expense is comprised of the following:

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
SFR JV-1 subscription facility	$3,763	$–
SFR JV-1 warehouse credit facility	6,091	–
Term loan 2	2,796	–
Warehouse credit facility	1,246	–
Securitization debt 2017-1	16,612	–
Term loan	10,891	–
Securitization debt 2017-2	13,408	–
Securitization debt 2018-1	12,473	–
SFR JV-1 securitization debt 2019-1	10,385	–
SFR JV-1 securitization debt 2020-1	6,030	–
Securitization debt 2020-2	1,221	–
Securitization debt 2016-1(1)	12,177	–

Single-family rental interest expense	97,093	–

U.S. multi-family credit facility	5,006	–
Mortgage tranche A	2,865	–
Mortgage tranche B	15,950	–
Mortgage tranche C	9,643	–

Multi-family rental interest expense	33,464	–

Mortgage	285	–
Vendor take-back (VTB) loan 2020(1)	233	–

Canadian development properties interest expense(2)	518	–

Corporate credit facility	12,582	17,819
Corporate office mortgages	450	354

Corporate interest expense	13,032	18,173

Amortization of financing costs	5,900	1,570
Amortization of debt discounts	4,694	2,729
Debentures interest	9,927	9,902
Interest on Due to Affiliate	5,654	–
Interest on lease obligation	328	65

Total interest expense	$170,610	$32,439

(1)	The securitization debt 2016-1 and vendor take-back (VTB) loan 2020 were fully repaid during the year.
(2)	Canadian development properties capitalized $1,708 of interest for the year ended December 31, 2020.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 47

22. EXPENSES

The Company’s expenses are comprised of direct operating expense for rental properties, property management overhead, compensation, general and administration, interest and depreciation and amortization. Direct operating expense for rental properties includes all attributable expenses incurred at the property level. Property management overhead expenses are incurred in running the Company’s property management platform headquartered in Orange County, California, and include all direct expenses associated with managing rental properties, acquisitions and dispositions activities and other service activities.

The following table lists details of the direct operating expenses for rental properties by type.

(in thousands of U.S. dollars) For the year ended December 31, 2020	Single-Family Rental	Multi-Family Rental	Total
Property taxes	$55,615	$18,623	$74,238
Repairs, maintenance and turnover	24,575	4,411	28,986
Property management expenses	25,686	12,097	37,783
Property insurance	5,306	2,472	7,778
Homeowners’ association (HOA) costs	4,906	52	4,958
Other direct expense(1)	5,154	10,641	15,795

Direct operating expenses	$121,242	$48,296	$169,538

(1)	Other direct expense includes property marketing, utilities and other property operating costs.

The following table provides details of direct expenses incurred at the property management platform by nature.

(in thousands of U.S. dollars)
For the year ended December 31, 2020
Salaries and benefits(1)	$12,903
General and administration expense(2)	7,926
Travel and entertainment	373
Marketing	1,173
Other expense	279

Property management overhead	$22,654

(1)

Salaries and benefits incurred at the property management platform exclude property management salaries and benefits allocated to direct operating expenses of $25,686 for the year ended December 31, 2020.

(2)	General and administration expense incurred at the property management platform includes professional fees, insurance and other miscellaneous office expenses.

23. OTHER INCOME (EXPENSE)

Other income (expense) includes government assistance received by Johnson in the amount of $1,774, net of other expense.

48 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

24. INTANGIBLE ASSETS

The intangible assets are as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Placement fees	$3,764	$4,747
Customer relationship intangible	3,215	3,731
Contractual development fees	5,384	7,918

Total intangible assets	$12,363	$16,396

Intangible assets represent future management fees, development fees and commissions that Tricon expects to receive over the life of the assets and Investment Vehicles that the Company manages. They are amortized over the estimated periods that the Company expects to collect these fees, which range from 2 to 13 years. Amortization expense for the year ended December 31, 2020 was $4,034 (2019 – $4,338).

(in thousands of U.S. dollars) For the year ended December 31, 2020	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$4,747	$–	$(984)	$1	$3,764
Customer relationship intangible	3,731	–	(516)	–	3,215
Contractual development fees	7,918	–	(2,534)	–	5,384

Intangible assets	$16,396	$–	$(4,034)	$1	$12,363

(in thousands of U.S. dollars) For the year ended December 31, 2019	Opening	Additions	Amortization expense	Translation adjustment	Ending
Placement fees	$5,735	$–	$(989)	$1	$4,747
Rights to performance fees	65	–	(65)	–	–
Customer relationship intangible	4,245	–	(514)	–	3,731
Contractual development fees	10,688	–	(2,770)	–	7,918

Intangible assets	$20,733	$–	$(4,338)	$1	$16,396

In light of the COVID-19 pandemic and the related market and economic uncertainty, the Company recognized a fair value write-down with respect to its for-sale housing investments in the first quarter of 2020 (Note 9). As a result, management has also assessed whether the write-down impacted the carrying value of the intangible assets recognized as part of the acquisition of Johnson in 2014. Specifically, contractual development fees and customer relationship intangibles were initially recognized through the purchase price allocation performed in 2014. Management has assessed the potential impact on the underlying business at Johnson and its existing contracts with developers in determining if an impairment exists on intangibles as at December 31, 2020. Management has concluded there was no impairment of the intangibles but will continue to monitor the situation closely.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 49

25. OTHER ASSETS

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Building	$30,602	$24,987
Furniture, computer and office equipment	8,015	4,272
Right-of-use assets (Note 26)	6,018	987
Leasehold improvements	1,251	431
Property-related systems software	1,478	–
Vehicles	626	–

Total other assets	$47,990	$30,677

(in thousands of U.S. dollars) For the year ended December 31, 2020	Opening	Initial recognition for business combinations (Note 5)	Additions	Depreciation expense	Translation adjustment	Ending
Building	$24,987	$–	$5,462	$(539)	$692	$30,602
Furniture, computer and office equipment	4,272	2,795	4,072	(3,172)	48	8,015
Right-of-use assets(1)	987	5,379	1,966	(2,314)		6,018
Leasehold improvements	431	1,141	178	(499)	–	1,251
Property-related systems software	–	1,604	37	(163)	–	1,478
Vehicles	–	475	278	(127)	–	626

Other assets	$30,677	$11,394	$11,993	$(6,814)	$740	$47,990

(in thousands of U.S. dollars) For the year ended December 31, 2019	Opening	Additions	Depreciation expense	Translation adjustment	Ending
Building	$15,540	$9,002	$(527)	$972	$24,987
Furniture, computer and office equipment	4,247	1,010	(1,183)	198	4,272
Right-of-use assets(1)	1,140	5	(158)	–	987
Leasehold improvements	499	–	(68)	–	431

Other assets	$21,426	$10,017	$(1,936)	$1,170	$30,677

(1)

Right-of-use assets include leased space in office buildings with a carrying value of $3,862 (December 31, 2019 – $987) and maintenance vehicles with a carrying value of $1,965 (December 31, 2019 – nil). The remaining balance of right-of-use assets relates to office equipment.

For the year ended December 31, 2020, the Company incurred $5,462 related to the expansion of its head office in Toronto, comprised of $4,774 for the acquisition of commercial condominium units and $688 for the development and construction of the new office space. The Company also incurred $4,072 of costs for technology hardware and software and office furniture for the new office space.

Depreciation expense for the year ended December 31, 2020 was $6,814 (2019 – $1,936).

50 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

26. OTHER LIABILITIES

Other liabilities consist of the non-current portion of lease obligations and a put liability, as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Put liability(1)	$–	$13,375
Non-current portion of lease obligations(2)	4,599	954

Total other liabilities	$4,599	$14,329

(1)	The put liability was redeemed in full on March 4, 2020 in connection with the Company’s acquisition and cancellation of 1,867,675 common shares (Note 28).
(2)	The current portion of lease obligations is presented in amounts payable and accrued liabilities (Note 11).

The Company has multiple office leases, maintenance vehicle leases and office equipment leases. Tricon has 15 leases for office space with fixed lease terms ranging from one to eight years remaining. The Company’s property management operation, located in Orange County, California, leases 108 maintenance vehicles under five-year leases in connection with its property management operations. The Company has not entered into any lease modification arrangements with its landlords as a result of the COVID-19 pandemic.

The carrying value of the Company’s lease obligations is as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Balance, beginning of year	$1,089	$1,204
Initial recognition on Deemed Acquisition (Note 5)	5,435	–
Addition of lease obligation	1,966	–
Interest expense	328	65
Cash payments	(2,415)	(180)

Balance, end of year	$6,403	$1,089

Current portion of lease obligations (Note 11)	$1,804	$135
Non-current portion of lease obligations	$4,599	$954

As at December 31, 2020, the carrying value of the Company’s lease obligations was $6,403 (December 31, 2019 – $1,089) and the carrying value of the right-of-use asset was $6,018. During the year ended December 31, 2020, the Company incurred depreciation expense of $2,314 (2019 – $158) on the right-of-use asset.

The present value of the minimum lease payments required for the leases over the next five years and thereafter is as follows:

(in thousands of U.S. dollars)
2021	$2,053
2022	1,891
2023	1,231
2024	998
2025	465
2026 and thereafter	551

Minimum lease payments obligation	7,189
Imputed interest included in minimum lease payments	(786)

Lease obligations	$6,403

The current portion of lease obligations is included in amounts payable and accrued liabilities, and the non-current portion of lease obligations is classified as other liabilities.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 51

27. DIVIDENDS

(in thousands of dollars, except per share amounts)				Dividend amount per share		Total dividend amount		Dividend reinvestment plan (“DRIP”)
Date of declaration	Record date	Payment date	Common shares outstanding	CAD	USD(1)	CAD	USD(1)	CAD	USD(2)
February 24, 2020	March 31, 2020	April 15, 2020	192,772,071	$0.070	$0.049	$13,494	$9,512	$512	$369
May 14, 2020	June 30, 2020	July 15, 2020	192,848,390	0.070	0.051	13,499	9,906	1,773	1,302
August 4, 2020	September 30, 2020	October 15, 2020	193,082,192	0.070	0.052	13,516	10,133	1,978	1,505
November 9, 2020	December 31, 2020	January 15, 2021	193,544,915	0.070	0.055	13,548	10,641	1,780	1,407

						$54,057	$40,192	$6,043	$4,583

February 25, 2019	March 31, 2019	April 15, 2019	143,442,251	$0.070	$0.052	$10,041	$7,514	$1,159	$870
May 6, 2019	June 30, 2019	July 15, 2019	194,389,386	0.070	0.053	13,607	10,398	1,097	842
August 6, 2019	September 30, 2019	October 15, 2019	194,044,544	0.070	0.053	13,583	10,257	1,517	1,148
November 4, 2019	December 31, 2019	January 15, 2020	194,328,744	0.070	0.054	13,603	10,474	1,581	1,212

						$50,834	$38,643	$5,354	$4,072

(1)

Dividends are issued and paid in Canadian dollars. For reporting purposes, amounts recorded in equity are translated to U.S. dollars using the daily exchange rate on the date of record. Dividends payable of $10,641 recorded on the Company’s balance sheet are translated to U.S. dollars using the period-end exchange rate and include $20 related to restricted shares.

(2)	Dividends reinvested are translated to U.S. dollars using the daily exchange rate on the date common shares are issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the year ended December 31, 2020, 584,974 common shares were issued under the DRIP (2019 – 491,716) for a total amount of $4,388 (2019 – $3,793).

52 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

28. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of December 31, 2020, there were 193,544,915 common shares issued by the Company (December 31, 2019 – 194,328,744), of which 193,175,802 were outstanding (December 31, 2019 – 194,021,133) and 369,113 were reserved to settle restricted share awards in accordance with the Company’s Restricted Share Plan (December 31, 2019 – 307,611) (Note 30).

(in thousands of dollars)	December 31, 2020			December 31, 2019
	Number of shares issued (repurchased)	Share capital		Number of shares issued (repurchased)	Share capital
		USD	CAD		USD	CAD
Beginning balance	194,021,133	$1,201,061	$1,529,568	143,011,130	$793,521	$988,711
Shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund	–	–	–	50,779,311	405,491	537,967
Shares repurchased under put rights on common shares issued to acquire Starlight U.S. Multi-Family (No. 5) Core Fund(1)	(1,867,675)	(14,922)	(19,797)	–	–	–
Shares issued under DRIP(2)	584,974	4,388	5,844	491,716	3,793	5,046
Stock options exercised(3)	291,832	1,615	2,133	73,263	258	340
Normal course issuer bid (NCIB)	–	–	–	(495,402)	(3,067)	(3,906)
Deferred share units exercised(4)	207,040	1,362	1,791	223,328	1,555	2,056
Debentures conversion	–	–	–	9,560	100	135
Shares repurchased and reserved for restricted share awards(5)	(61,502)	(541)	(694)	(71,773)	(590)	(781)

Ending balance	193,175,802	$1,192,963	$1,518,845	194,021,133	$1,201,061	$1,529,568

(1)

On March 4, 2020, the Company repurchased 1,867,675 common shares as a result of holders exercising their put rights in connection with certain shares issued on June 11, 2019 in consideration for the acquisition of Starlight U.S. Multi-Family (No. 5) Core Fund. The fair value of the Company’s common shares was $7.99 (C$10.60) per share on the acquisition date and $8.70 (C$11.65) per share on the exercise date.

(2)	In 2020, 584,974 common shares were issued under the DRIP at an average price of $7.50 (C$9.99) per share.
(3)	In 2020, 644,717 vested stock options were exercised and settled by issuing 291,832 common shares.
(4)	In 2020, 207,040 common shares were issued for deferred share units (DSUs) redeemed at an average price of $6.58 (C$8.65) per share.
(5)

In 2020, 61,502 shares were reserved at $8.80 (C$11.28) per share in order to settle restricted share awards granted to employees in 2020 and DRIP with respect to restricted share awards granted in prior years. The restricted shares granted in 2020 will vest on the 10th anniversary of the grant date.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 53

29. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2020	2019
Net income	$116,413	$114,135
Non-controlling interest	3,091	2,573

Net income attributable to shareholders of Tricon	$113,322	$111,562

Weighted average number of common shares outstanding	192,973,343	171,427,128
Adjustments for vested units	1,653,784	1,308,648

Weighted average number of common shares outstanding for basic earnings per share	194,627,127	172,735,776

Basic earnings per share	$0.58	$0.65

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has five categories of potentially dilutive shares: stock options (Note 30), restricted shares (Note 28), deferred share units (Note 30), convertible debentures (Note 18) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 19). For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the year ended December 31, 2020, the Company’s stock compensation plans resulted in 1,168,346 dilutive share units (2019 – 1,859,639), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company’s average market share price of $7.41 (C$9.94) for the period. Restricted shares and deferred share units are always considered dilutive as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

Convertible debentures

For the year ended December 31, 2020, the Company’s 2022 convertible debentures were anti-dilutive, as debentures interest expense, net of tax, and the fair value gain on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amount for the year ended December 31, 2020, the impact of the 2022 convertible debentures was excluded (2019 – included).

54 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Preferred units issued by the Affiliate

For the year ended December 31, 2020, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 19) was anti-dilutive, as the associated interest expense, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amount for the year ended December 31, 2020, the impact of the preferred units was excluded (2019 – N/A).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
For the years ended December 31	2020	2019
Net income attributable to shareholders of Tricon	$113,322	$111,562
Adjustment for convertible debentures interest expense – net of tax	–	11,161
Adjustment for preferred units interest expense – net of tax	–	–
Fair value gain on derivative financial instruments and other liabilities	–	(3,279)

Adjusted net income attributable to shareholders of Tricon	$113,322	$119,444

Weighted average number of common shares outstanding	194,627,127	172,735,776
Adjustments for stock compensation	1,168,346	1,859,639
Adjustments for convertible debentures	–	16,485,713
Adjustments for preferred units	–	–

Weighted average number of common shares outstanding for diluted earnings per share	195,795,473	191,081,128

Diluted earnings per share	$0.58	$0.63

30. COMPENSATION EXPENSE

The breakdown of compensation expense, including the annual incentive plan (“AIP”) and long-term incentive plan (“LTIP”) related to various compensation arrangements, is set out below. AIP awards include both short-term (cash and one-year DSUs) and long-term (three-year DSUs, stock options, restricted shares and PSUs) incentives.

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Salaries and benefits	$21,451	$19,198
Annual incentive plan (“AIP”)	17,787	13,855
Long-term incentive plan (“LTIP”)	862	4,628

Total compensation expense	$40,100	$37,681

The changes to transactions of the various cash-settled and equity-settled arrangements during the year are detailed in the sections below.

Annual incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Cash component	$12,088	$9,806
Restricted shares, share units and stock options	5,699	4,049

Total AIP expense	$17,787	$13,855

TRICON RESIDENTIAL 2020 ANNUAL REPORT 55

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

Cash component

For the year ended December 31, 2020, the Company recognized $12,088 in cash-based AIP expense (2019 – $9,806), of which $11,457 was paid in cash in December 2020 (2019 – $9,786) and $631 remained payable (2019 – $20) as at December 31, 2020. During the year, the Company paid total cash of $11,477 (2019 – $10,215) in connection with the AIP, including $20 of amounts payable from the prior year, which is reflected in the statement of cash flows.

Restricted shares, share units and stock options

For the year ended December 31, 2020, the Company recognized $5,699 in equity-based AIP expense (2019 – $4,049), of which $1,631 relates to performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares granted in December 2020.

The remaining $4,068 relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company’s share price.

Long-term incentive plan

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Cash component	$(2,051)	$2,843
Share units and stock options	2,913	1,785

Total LTIP expense	$862	$4,628

Cash component

A liability for cash-component LTIP awards is accrued based on expected performance fees that would be generated from the fair value of the assets within each Investment Vehicle but disbursed only when such performance fees are earned and recognized as revenue. Changes in LTIP are primarily caused by changes to fair values of investments in for-sale housing, which result from timing and cash flow changes at the project level of each Investment Vehicle, and changing business conditions.

For the year ended December 31, 2020, the Company decreased its accrual related to cash-component LTIP by $2,051 (2019 – increase of $2,843) as a result of a decrease in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Balance, beginning of year	$21,409	$21,407
LTIP (recovery) expense	(2,051)	2,843
Payments	(1,579)	(3,868)
Translation adjustment	151	1,027

Balance, end of year	$17,930	$21,409

Share units and stock options

For the year ended December 31, 2020, the Company recorded $2,913 in equity-based LTIP expense (2019 – $1,785), which relates to DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a for-sale housing investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis. No LTIP expense was recognized relating to current-year entitlements for the year ended December 31, 2020.

56 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Stock option plan

For the year ended December 31, 2020, the Company recorded a stock option expense of $2,321 (2019 – $764), comprised of $90 of AIP expense (2019 – $173) and $2,231 of LTIP expense (2019 – $591).

The following table summarizes the movement in the stock option plan during the specified periods:

For the years ended December 31	2020		2019
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Opening balance – outstanding	4,572,010	$9.24	4,823,960	$9.18
Granted	199,380	11.50	–	–
Exercised	(644,717)	7.87	(215,450)	7.47
Cancelled	(1,750,334)	8.55	–	–
Forfeited	(135,000)	9.74	(36,500)	11.10

Ending balance – outstanding	2,241,339	$10.34	4,572,010	$9.24

The following table presents the inputs used to value the stock options granted in 2020:

For the year ended December 31	2020
Risk-free interest rate (%)	0.45
Expected option life (years)	4.97
Expected volatility (%)	27.11
Average share price (CAD) during the year	9.93
Weighted average exercise price (CAD)	11.50

The following table summarizes the stock options outstanding as at December 31, 2020:

Grant date	Expiration date	December 31, 2020
		Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)
November 14, 2016	November 14, 2023	650,000	650,000	$8.85
December 15, 2017	December 15, 2024	965,000	965,000	11.35
December 17, 2018	December 17, 2025	426,959	284,634	9.81
December 15, 2020	December 15, 2027	199,380	—	11.50

Total		2,241,339	1,899,634	$10.34

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Amounts payable and accrued liabilities (Note 11)	$7,120	$2,742
Equity – contributed surplus	8,755	7,115

Total AIP	$15,875	$9,857

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
LTIP – liability	$17,930	$21,409
Equity – contributed surplus	9,557	11,872

Total LTIP	$27,487	$33,281

TRICON RESIDENTIAL 2020 ANNUAL REPORT 57

31. SEGMENTED INFORMATION

In accordance with IFRS 8, Operating Segments (“IFRS 8”), the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company evaluates segment performance based on the revenue and net income of each operating segment.

Tricon is comprised of four operating segments and five reportable segments. The Company’s corporate office provides support functions, and therefore, it does not represent an operating segment but rather it is included as a reportable segment. The reportable segments are business units offering different products and services, and are managed separately due to their distinct natures although they are related and complementary.

These five reportable segments have been determined by the Company’s chief operating decision-makers.

•	Single-Family Rental business includes owning and operating single-family rental homes primarily within major cities in the U.S. Sun Belt.

•

Multi-Family Rental business includes owning and operating garden-style multi-family rental properties primarily in the U.S. Sun Belt and condominium-quality rental apartments in downtown Toronto. The Selby, a Canadian multi-family rental property, is included within this segment; however, given that it is an equity-accounted investment, its operational results are presented as a single line within this segment.

•

Residential Development business includes designing and developing premier multi-family rental properties in Toronto. Canadian development properties (The James and The Shops of Summerhill) and the Company’s remaining equity-accounted Canadian multi-family development activities are included in this segment. The segment also includes Tricon’s legacy investments in for-sale housing developments.

•

Private Funds and Advisory business includes providing asset management, property management and development management services. The Company’s asset management services are provided to Investment Vehicles that own the single-family rental homes, multi-family rental properties and residential developments described above. The Company’s property management function generates property management fees, construction management fees and leasing commissions through its technology-enabled platform used to operate the Company’s rental portfolio. In addition, Tricon earns market-based development management fees from its residential developments in the U.S. and Canada.

•

Corporate activities include providing support functions in the areas of accounting, treasury, credit management, information technology, legal, and human resources. Certain corporate costs such as directly identifiable compensation expense incurred on behalf of the Company’s operating segments are allocated to each operating segment, where appropriate. Certain property management activities are also considered as part of corporate-level costs for the purpose of segment reporting. Those costs include salaries of employees engaged in leasing, acquisition, disposition and other property management-related activities.

Any direct property-level operating expenses are included in the net operating income of the single-family rental and multi-family rental businesses to which they belong.

The financial reporting changes to the Company’s basis of preparation, effective January 1, 2020 and as outlined in Note 2, have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the presentation of comparative periods reflects Investment Entity Accounting as previously reported.

58 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the year ended December 31, 2020, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totalling $44,569 and development revenues earned from consolidated entities totalling $740, which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

(in thousands of U.S. dollars)
For the year ended December 31, 2020	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development(1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results
Revenue from rental properties	$366,982	$111,205	$–	$–	$–	$478,187
Direct operating expenses	(121,242)	(48,296)	–	–	–	(169,538)

Net operating income from rental properties	245,740	62,909	–	–	–	308,649

Revenue from private funds and advisory services	–	–	–	34,090	–	34,090

Income from investments in Canadian multi-family developments	–	746	13,378	–	–	14,124
Other income from Canadian development properties	–	–	791	–	–	791
Loss from investments in for-sale housing	–	–	(61,776)	–	–	(61,776)
Property management overhead	–	–	–	–	(22,654)	(22,654)
Compensation expense	–	–	–	(11,652)	(28,448)	(40,100)
General and administration expense	(9,101)	(2,111)	–	(879)	(11,478)	(23,569)
Other (expense) income	(3,173)	–	–	1,774	–	(1,399)
Interest expense	(101,574)	(33,464)	(524)	–	(35,048)	(170,610)
Fair value gain (loss) on rental properties	220,849	(22,535)	–	–	–	198,314
Fair value loss on derivative financial instruments and other liabilities	(39)	–	–	–	(7,422)	(7,461)
Transaction costs	(24)	(2,409)	–	–	(11,583)	(14,016)
Amortization and depreciation expense	–	(22)	–	(3,079)	(7,747)	(10,848)
Realized and unrealized foreign exchange gain (loss)	–	4	–	–	(170)	(166)
Net change in fair value of limited partners’ interests in rental business	(50,581)	–	–	–	–	(50,581)
Income tax (expense) recovery	(319)	5	7,973	(3)	(44,031)	(36,375)

Net income (loss)	$301,778	$3,123	$(40,158)	$20,251	$(168,581)	$116,413

(1)	Financial information for each segment is presented on a consolidated basis.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 59

(in thousands of U.S. dollars) For the year ended December 31, 2019	Single-Family Rental	Multi-Family Rental	Residential Development	Private Funds and Advisory	Corporate(1)	Consolidated results
Revenue from private funds and advisory services	$–	$–	$–	$39,895	$–	$39,895

Income from investments in for-sale housing	–	–	9,646	–	–	9,646
Compensation expense	–	–	–	–	(37,681)	(37,681)
General and administration expense	–	–	–	–	(11,683)	(11,683)
Interest expense	–	–	–	–	(32,439)	(32,439)
Fair value gain on derivative financial instruments and other liabilities	–	–	–	–	2,961	2,961
Transaction costs	–	–	–	–	(32,626)	(32,626)
Amortization and depreciation expense	–	–	–	–	(6,274)	(6,274)
Realized and unrealized foreign exchange gain	–	–	–	–	42	42
Investment income – Tricon American Homes	162,193	–	–	–	–	162,193
Investment income – Tricon Lifestyle Rentals	–	13,508	11,754	–	9,718	34,980
Income tax expense	–	–	–	–	(14,879)	(14,879)

Net income (loss)	$162,193	$13,508	$21,400	$39,895	$(122,861)	$114,135

(1)	Investment income from Tricon Lifestyle Rentals assets held for sale is included in the Corporate column.

60 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

32. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $199,952 as at December 31, 2020. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 19.

Transactions with related parties

The following table lists the related party balances included within the consolidated financial statements.

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Revenue from private funds and advisory services	$34,090	$39,895
Income from investments in Canadian multi-family developments	14,124	–
(Loss) income from investments in for-sale housing	(61,776)	9,646
Other expense	(3,173)	–
Investment income – Tricon American Homes	–	162,193
Investment income – Tricon Lifestyle Rentals	–	34,980

Net (loss) income recognized from related parties	$(16,735)	$246,714

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s consolidated financial statements.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$8,855	$5,404
Employee relocation housing loans(1)	2,001	2,065
Loan receivables from portfolio investments	13,937	16,757
Annual incentive plan(2)	15,875	9,857
Long-term incentive plan(2)	27,487	33,281
Dividends payable	440	399
Other payables to related parties included in amounts payable and accrued liabilities	972	161

(1)	The employee relocation housing loans are non-interest bearing for a term of ten years, maturing between 2024 and 2028.
(2)	Balances from compensation arrangements are due to employees deemed to be key management of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at December 31, 2020 (December 31, 2019 – nil).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 61

Key management compensation

Key management includes the Named Executive Officers (“NEOs”), who are the Chief Executive Officer, Chief Financial Officer and the three other most highly-compensated executive officers or the three most highly compensated individuals acting in a similar capacity at the end of the financial year. Compensation paid and awarded to key management for employee services is based on employment agreements and is as follows:

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Total salaries and benefits	$2,090	$2,007
Total AIP	7,955	7,725
Total LTIP	740	2,590

Total key management compensation	$10,785	$12,322

33. FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt that has not been swapped, and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $3,152,455 in fixed-rate debt and $1,011,612 in variable-rate debt as at December 31, 2020. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the years ended December 31	2020		2019
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease
Interest expense	$6,791	$(4,585)	$1,415	$(1,415)

62 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

	December 31, 2020		December 31, 2019
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease
Assets
Investments in Canadian multi-family developments	$954	$(954)	$–	$–
Canadian development properties	1,107	(1,107)	–	–
Investments in for-sale housing	6	(6)	54	(54)
Investments – Tricon Lifestyle Rentals	–	–	969	(969)

	$2,067	$(2,067)	$1,023	$(1,023)

Liabilities
Canadian debt	$715	$(715)	$112	$(112)
Other liabilities	–	–	134	(134)

	$715	$(715)	$246	$(246)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 20), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation. Management believes the credit risk on cash is low because the counterparties are banks with high credit ratings.

Credit risk arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at December 31, 2020, the Company had rent receivable of $4,274 (December 31, 2019 – N/A), net of bad debt, which adequately reflects the Company’s credit risk.

The Company has no significant concentrations of credit risk and its exposure to credit risk arises through loans and receivables which are due primarily from associates. The loans and receivables due from associates are subject to the risk that the underlying real estate assets may not generate sufficient cash inflows in order to recover them. The Company manages this risk by:

•	Ensuring a due diligence process is conducted on each investment prior to funding;

•	Approving all loan disbursements by management;

•	Approving of total loan facilities by the Investment Committee; and

•	Actively monitoring the loan portfolio and initiating recovery procedures when necessary.

The Company assesses all counterparties, including its partners, for credit risk before contracting with them. The Company does not include any collateral or other credit risk enhancers, which may reduce the Company’s exposure.

The Company provides loans to land developers, which are represented as debt investments. The credit quality of these investments is based on the financial performance of the underlying real estate assets. For those assets that are not past due, it is believed that the capital repayments and interest payments will be made in accordance with the agreed terms and conditions. No terms or conditions have been renegotiated.

At December 31, 2020, the Company’s exposure to credit risk arising from its investment in debt instruments was $13,937 (December 31, 2019 – $16,757). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 63

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company’s liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company’s primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

Despite the Company’s prudent liquidity management, the ongoing COVID-19 pandemic has introduced new challenges to the business environment which called for a necessary reassessment of its impact on the Company’s cash flow, earnings and balance sheet profile. Current lending markets are re-evaluating capital allocations, and this may affect new loan originations by reducing the availability of funds or increasing the cost of interest. To date, there has not been any indication that existing credit facilities or Tricon’s ability to originate new debt has been impacted by the COVID-19 pandemic. During the year ended December 31, 2020, Tricon raised $993,934 of gross proceeds through two securitization transactions which reduced the Company’s effective interest rate and extended the weighted average maturity of its debt.

The following tables present the contractual maturities of the Company’s financial liabilities at December 31, 2020 and December 31, 2019, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2020	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$274,526	$1,236,540	$1,325,709	$1,327,292	$4,164,067
Other liabilities	–	3,122	1,463	551	5,136
Limited partners’ interests in rental business	–	–	–	356,305	356,305
Convertible debentures	–	172,400	–	–	172,400
Derivative financial instruments(2)	–	–	–	45,494	45,494
Due to Affiliate	–	–	–	300,000	300,000
Amounts payable and accrued liabilities	98,290	–	–	–	98,290
Resident security deposits	45,157	–	–	–	45,157
Dividends payable	10,641	–	–	–	10,641

Total	$428,614	$1,412,062	$1,327,172	$2,029,642	$5,197,490

(1)	The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(2)

Includes the exchange/prepayment option related to Due to Affiliate (Note 20). Excludes the conversion and redemption options related to the 2022 convertible debentures as the fair value is an asset to the Company as at December 31, 2020.

(in thousands of U.S. dollars) As at December 31, 2019	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 yearsand later	Total
Liabilities
Debt	$284	$297,605	$10,264	$–	$308,153
Other liabilities	13,375	311	374	269	14,329
Convertible debentures	–	172,400	–	–	172,400
Derivative financial instruments	–	657	–	–	657
Amounts payable and accrued liabilities	26,190	–	–	–	26,190
Dividends payable	10,474	–	–	–	10,474

Total	$50,323	$470,973	$10,638	$269	$532,203

64 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars) As at December 31, 2020	Within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Principal
Debt(1),(2)	$274,526	$1,236,540	$1,325,709	$1,327,292	$4,164,067
Convertible debentures	–	172,400	–	–	172,400
Due to Affiliate	–	–	–	300,000	300,000

Interest
Debt(1)	126,939	194,297	117,017	27,523	465,776
Convertible debentures	9,913	4,957	–	–	14,870
Due to Affiliate(3)	17,250	34,500	34,500	161,896	248,146

Total	$428,628	$1,642,694	$1,477,226	$1,816,711	$5,365,259

(1)	Certain mortgages’ principal and interest repayments were translated to U.S. dollars at the year-end exchange rate.
(2)	The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3)	Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Cash	$55,158	$8,908
Amounts receivable	25,593	8,952
Prepaid expenses and deposits	13,659	796

Current assets	94,410	18,656

Amounts payable and accrued liabilities	98,290	26,190
Resident security deposits	45,157	–
Dividends payable	10,641	10,474
Current portion of long-term debt	274,190	284

Current liabilities	428,278	36,948

Net current liabilities	$(333,868)	$(18,292)

During the year ended December 31, 2020, the change in the Company’s liquidity resulted in a working capital deficit of $333,868 (December 31, 2019 – deficit of $18,292). The working capital deficit is driven primarily by debt coming due in 2021, including $116,000 relating to the SFR JV-1 subscription facility and $109,890 relating to the U.S. multi-family credit facility. The SFR JV-1 subscription facility will be partially repaid with limited partners’ capital contributions as per the joint venture agreement, and the U.S. multi-family credit facility is expected to be repaid prior to maturity in connection with the syndication of the Company’s majority interest in its U.S. multi-family portfolio. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of December 31, 2020, the outstanding amount under the corporate credit facility was $26,000 (December 31, 2019 – $297,000) and $474,000 of the corporate credit facility remained available to the Company. During the year ended December 31, 2020, the Company received distributions of $78,378 (2019 – $200,631) from its investments.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 65

34. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are: (i) to safeguard its ability to meet financial obligations and growth objectives, including future acquisitions; (ii) to provide an appropriate return to its shareholders; and (iii) to maintain an optimal capital structure that allows multiple financing options, should a financing need arise. The Company’s capital consists of debt (including credit facilities, term loans, mortgages, securitizations, convertible debentures and Due to Affiliate), cash and shareholders’ equity. In order to maintain or adjust the capital structure, the Company manages equity as capital and may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or subsidiary entity interests, repurchase and cancel shares or sell assets.

The Company discussed the potential effect of the current COVID-19 pandemic in relation to the Company’s liquidity risk in Note 33. Management believes that understanding the alternative funding options that are available during times of volatility and how to access those are also a prudent part of capital management of the Company.

As of December 31, 2020, the Company was in compliance with all financial covenants in its debt facilities (Note 17).

35. WORKING CAPITAL CHANGES AND OTHER NON-CASH ITEMS

The details of the adjustments for other non-cash items presented in operating activities of the cash flow statement are shown below:

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Amortization of debt and debentures discount and financing costs (Note 21)	$10,594	$4,299
Interest on lease obligation (Note 21)	328	65
Long-term incentive plan (Note 30)	862	4,628
Annual incentive plan (Note 30)	17,787	13,855
Unrealized foreign exchange gain	(7,231)	(1,965)
Accrued investment income from single-family rental	–	(162,193)
Accrued investment income from multi-family rental	–	(34,980)

Other non-cash items	$22,340	$(176,291)

The following table presents the changes in non-cash working capital items for the years ended December 31, 2020 and December 31, 2019.

(in thousands of U.S. dollars)
For the years ended December 31	2020	2019
Amounts receivable	$(16,641)	$8,982
Prepaid expenses and deposits	(12,863)	23
Resident security deposits	45,157	–
Amounts payable and accrued liabilities	72,100	19,626
Non-cash working capital items acquired on Deemed Acquisition (Note 5)	(88,218)	–
Non-cash working capital items acquired with Canadian development properties (Note 8)	(4,878)	–

Changes in non-cash working capital items	$(5,343)	$28,631

66 2020 ANNUAL REPORT TRICON RESIDENTIAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended December 31, 2020

(in thousands of U.S. dollars, except per share amounts and percentage amounts)

36. FINANCING ACTIVITIES

(in thousands of U.S. dollars)	As at December 31, 2019	Cash flows	Non-cash changes
			Foreign exchange movement	Fair value changes	Additions(1)	Other(2)	As at December 31, 2020
SFR JV-1 subscription facility	$–	$(70,001)	$–	$–	$185,161	$504	$115,664
SFR JV-1 warehouse credit facility	–	(115,340)	–	–	209,998	1,292	95,950
Term loan 2	–	–	–	–	96,077	–	96,077
Warehouse credit facility	–	(19,770)	–	–	29,864	16	10,110
Securitization debt 2016-1	–	(357,478)	–	–	357,478	–	–
Securitization debt 2017-1	–	(1,771)	–	–	461,301	–	459,530
Term loan	–	(255)	–	–	375,000	–	374,745
Securitization debt 2017-2	–	(897)	–	–	363,357	223	362,683
Securitization debt 2018-1	–	(1,403)	–	–	313,093	223	311,913
SFR JV-1 securitization debt 2019-1	–	(10)	–	–	325,511	1,266	326,767
SFR JV-1 securitization debt 2020-1	–	543,001	–	–	–	802	543,803
Securitization debt 2020-2	–	432,662	–	–	–	155	432,817
U.S. multi-family credit facility	–	(6,000)	–	–	115,890	–	109,890
Mortgage tranche A	–	–	–	–	160,090	–	160,090
Mortgage tranche B	–	–	–	–	400,225	–	400,225
Mortgage tranche C	–	–	–	–	240,135	–	240,135
Vendor take-back (VTB) loan 2020(3)	–	(10,880)	566	–	10,314	–	–
Land loan	–	–	940	–	21,051	–	21,991
Vendor take-back (VTB) loan 2021	–	–	1,680	–	23,884	–	25,564
Mortgage	–	(379)	817	–	12,019	6	12,463
Corporate credit facility	297,000	(271,000)	–	–	–	–	26,000
Corporate office mortgages	11,153	(275)	211	–	–	–	11,089
2022 convertible debentures	161,311	–	–	–	–	4,645	165,956
Due to Affiliate	–	287,798	–	–	(37,613)	1,462	251,647
Derivative financial instruments(4)	657	–	–	6,422	37,574	841	45,494
Limited partners’ interests in rental business	–	19,950	–	50,581	285,774	–	356,305
Lease obligations	1,089	(2,415)	–	–	7,401	328	6,403
Other liabilities	13,375	(14,922)	–	1,039	508	–	–

Total liabilities from financing activities	$484,585	$410,615	$4,214	$58,042	$3,994,092	$11,763	$4,963,311

(1)

Includes debt of $3,647,108, lease liability of $5,435 and derivative financial instruments of $28 recognized as part of the Deemed Acquisition (Note 5) and $53,340 of assumed debt and vendor take-back loans in connection with Tricon’s purchase of the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively (Note 8).

(2)	Includes amortization of transaction costs and debt discount and interest on lease obligations.
(3)	Tricon entered into VTB loan 2020 as part of its acquisition of the remaining interests in the Canadian development properties (Note 8), and this loan was fully repaid during the year.
(4)	As at December 31, 2020, the embedded derivative on the 2022 convertible debentures was an asset of $841, and was reclassified from liability to asset on the consolidated balance sheet.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 67

(in thousands of U.S. dollars)	As at December 31, 2018	Cash flows	Non-cash changes
			Foreign exchange movement	Fair value changes	Additions	Other(1)	As at December 31, 2019
Corporate credit facility	$209,250	$87,750	$–	$–	$–	$–	$297,000
Corporate office mortgages	7,150	3,567	436	–	–	–	11,153
2022 convertible debentures	157,112	–	–	–	–	4,199	161,311
Derivative financial instruments	3,936	–	–	(3,279)	–	–	657
Lease obligations	1,204	(180)	–	–	–	65	1,089
Other liabilities	–	–	–	318	13,057	–	13,375

Total liabilities from financing activities	$378,652	$91,137	$436	$(2,961)	$13,057	$4,264	$484,585

(1)

Includes amortization of debentures discount and amortization of debentures issuance costs, offset by the conversion of $100 principal amount of the 2022 convertible debentures into common shares, along with interest on lease obligation.

37. INDEMNIFICATION

Pursuant to Indemnification Agreements with certain General Partners of Limited Partnerships managed by the Company and certain shareholders of the Company (who are also officers and directors of the Company), the Company has agreed to indemnify the General Partners and those shareholders and, where applicable, any of their directors, officers, agents and employees (collectively, the Indemnified Parties) for any past, present or future amounts paid or payable by any of the Indemnified Parties to the Limited Partnership in the form of a capital contribution or clawback guarantee relating to performance fees for any claim or obligation, as set out in the Limited Partnership Agreements. There are no amounts payable in respect of this indemnification as of December 31, 2020 (December 31, 2019 – nil).

38. SUBSEQUENT EVENTS

U.S. multi-family rental portfolio syndication

On February 25, 2021, the Company announced that it had reached an agreement in principle to enter into a joint venture arrangement with two institutional investors. Under the joint venture, the investors will acquire a combined 80% ownership interest in Tricon’s existing portfolio of 23 U.S. multi-family apartments and Tricon will retain a 20% ownership interest. The transaction reflects a total portfolio value of $1,331,000 including in-place debt, and is expected to generate gross proceeds of approximately $425,000 to Tricon, which will be used to repay outstanding debt and for general corporate purposes. The transaction is expected to close in March of 2021, subject to finalizing definitive documentation and customary closing conditions including obtaining the necessary lender consents.

Quarterly dividend

On March 2, 2021, the Board of Directors of the Company declared a dividend of seven cents per common share in Canadian dollars payable on or after April 15, 2021 to shareholders of record on March 31, 2021.

68 2020 ANNUAL REPORT TRICON RESIDENTIAL

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416 925 7228 F 416 925 7964 www.triconresidential.com